As filed with the Securities and Exchange Commission on January 21, 2020

                                                    1933 Act File No. 333-235266
                                                     1940 Act File No. 811-03763


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1

                                       TO
                                    FORM S-6

     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

     A.   Exact name of Trust: GUGGENHEIM DEFINED PORTFOLIOS, SERIES 1977

     B.   Name of Depositor: GUGGENHEIM FUNDS DISTRIBUTORS, LLC

     C.   Complete address of Depositor's principal executive offices:

                             227 West Monroe Street
                            Chicago, Illinois 60606

     D.   Name and complete address of agents for service:

         GUGGENHEIM FUNDS DISTRIBUTORS, LLC
         Attention:  Amy Lee, Esq.
         Vice President and Secretary
         227 West Monroe Street
         Chicago, Illinois  60606

         CHAPMAN AND CUTLER LLP
         Attention: Eric F. Fess, Esq.
         111 West Monroe Street
         Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

[ ]  immediately upon filing pursuant to paragraph (b)

[ ]  on (date) pursuant to paragraph (b)

[ ]  60 days after filing pursuant to paragraph (a)(1)

[ ]  on (date) pursuant to paragraph (a)(1) of rule 485

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F. Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

[X] Check box if it is proposed that this filing will become effective on January 21, 2020 at 2:00 P.M. Eastern Time pursuant to Rule 487.



                   Guggenheim Defined Portfolios, Series 1977


                  SMid Dividend Strength Portfolio, Series 13

                 US High Dividend Strategy Portfolio, Series 35

                   US SMID High Dividend Portfolio, Series 35



                                GUGGENHEIM LOGO



                    PROSPECTUS PART A DATED JANUARY 21, 2020


         Portfolios containing securities selected by Guggenheim Funds
                    Distributors, LLC with the assistance of
                 Guggenheim Partners Investment Management, LLC

           The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


================================================================================
INVESTMENT SUMMARY

                                    Overview


     Guggenheim Defined Portfolios, Series 1977 is a unit investment trust that consists of the SMid Dividend Strength Portfolio, Series 13 (the "SMID Strength Trust"), the US High Dividend Strategy Portfolio, Series 35 (the "US High Dividend Trust") and the US SMID High Dividend Portfolio, Series 35 (the "US SMID High Dividend Trust") (collectively referred to as the "trusts" and individually referred to as a "trust"). Guggenheim Funds Distributors, LLC ("Guggenheim Funds" or the "sponsor") serves as the sponsor of the trusts.

     The SMID Strength Trust is scheduled to terminate in approximately two years and the US High Dividend Trust and US SMID High Dividend Trust are scheduled to terminate in approximately 15 months.

================================================================================
SMID DIVIDEND STRENGTH PORTFOLIO SERIES 13


     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective


     The SMID Strength Trust seeks to provide dividend income potential coupled with the potential for long-term capital appreciation.


                         Principal Investment Strategy

     Under normal circumstances, the trust invests at least 80% of the value of its assets in dividend-paying equity securities of small- and mid-capitalization companies. The sponsor uses Russell Investment's designations of market capitalization when selecting securities. The trust intends to invest in companies that have historically increased their dividends. The sponsor believes that dividends are often a good indicator of a corporation's current financial condition and, furthermore, may signal management's belief in a profitable future for the corporation. As a result of this strategy, the trust is concentrated in the financial sector.

                               Security Selection

     To select the portfolio, the sponsor follows a disciplined process that includes both quantitative screening and qualitative analysis. The sponsor begins with a universe of all dividend-paying small- and mid-capitalization companies traded in the United States, which may include U.S.-listed foreign companies and real estate investment trusts, as of the date of the security selection. The sponsor then reduces the universe to approximately 100 companies by performing quantitative screening, which may be primarily based on, but not limited to, the following factors:

     o Dividend Growth. The sponsor favors companies with a history of dividend growth.

     o Cash Dividend Coverage. The sponsor favors companies with a recent history of increasing dividend coverage ratios (defined as funds from operations relative to cash dividends to common shareholders).

     o Growth. The sponsor may screen for companies with a history of (and prospects for) above average growth of dividends, sales and earnings.

     o Profitability. The sponsor may screen for companies with a history of consistent and high profitability as measured by return-on-assets, return-on-equity, gross margin and net margin.

     From this universe of approximately 100 companies, the sponsor identifies companies for inclusion in the portfolio through a qualitative analysis based on factors such as, but not limited to:

     o Cash-flow Adequacy. The sponsor favors companies with recent earnings and operating cash-flow significantly higher than the dividends paid as of the company's most recent financial reporting period.

     o Balance Sheet. The sponsor favors companies that possess overall financial strength and exhibit balance sheet improvements relative to their peers and the marketplace.

     o Valuation. The sponsor favors companies whose valuations appear to be attractive based on measures such as price-to-earnings, price-to-book and price-to-cash flow.

     o Industry Leadership. The sponsor favors companies that possess a strong competitive position among their domestic and global peers.

     o Growth. The sponsor favors companies with a history of (and prospects for) above average growth of dividends, sales and earnings.

                                 Future Trusts

     The sponsor may create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately six months after the trust's initial date of deposit (the "Inception Date") and upon the trust's termination. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
               Essential Information
            (as of the Inception Date)


Inception Date                    January 21, 2020

Unit Price                                  $10.00

Termination Date                  January 21, 2022

Distribution Date           25th day of each month
            (commencing February 25, 2020, if any)

Record Date                 15th day of each month
            (commencing February 15, 2020, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts                        40175F309
Fee Account Cash                         40175F325

Reinvested Distributions
Standard Accounts                        40175F317
Fee Account Reinvest                     40175F333

Ticker                                      CSMDMX

            Portfolio Diversification

                                       Approximate
Sector                        Portfolio Percentage
----------------------        --------------------
Communication Services                        3.36%
Consumer Discretionary                        9.98
Consumer Staples                              3.31
Financials                                   33.36
Industrials                                  13.28
Information Technology                        3.34
Materials                                     6.64
Real Estate                                  16.68
Utilities                                    10.05
                                          --------
Total                                       100.00%
                                          ========

Country/Territory                      Approximate
(Headquartered)               Portfolio Percentage
----------------------        --------------------
United States                               100.00%
                                          --------
Total                                       100.00%
                                          ========

Market                                 Approximate
Capitalization                Portfolio Percentage
----------------------        --------------------
Small-Capitalization                         33.27%
Mid-Capitalization                           66.73
                                          --------
Total                                       100.00%
                                          ========


Minimum Investment
All accounts                                1 unit
--------------------------------------------------------------------------------

                                Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     o The trust is concentrated in the financial sector. As a result, the factors that impact the financial sector will likely have a greater effect on this trust than on a more broadly diversified trust. Companies in the financial sector include banks, insurance companies and investment firms. The profitability of companies in the financial sector is largely dependent upon the availability and cost of capital which may fluctuate significantly in response to changes in interest rates and general economic developments. Financial sector companies are especially subject to the adverse effects of economic recession, decreases in the availability of capital, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business.

     o The trust includes real estate investment trusts ("REITs"). REITs may concentrate their investments in specific geographic areas or in specific property types, such as, hotels, shopping malls, residential complexes and office buildings. The value of the REITs and other real estate securities and the ability of such securities to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the global and local economic climate and real estate conditions; perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; the cost of complying with the Americans with Disabilities Act; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; the downturn in the subprime mortgage lending market and the real estate market in the United States; and other factors beyond the control of the issuer of the security.

     o The trust invests in securities issued by small-capitalization and mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

     o Share prices or dividend rates on the securities in the trust may decline during the life of the trust. There is no guarantee that share prices of the securities in the trust will not decline and that the issuers of the securities will declare dividends in the future and, if declared, whether they will remain at current levels or increase over time.


     o The trust may be susceptible to potential risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the sponsor of the trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. In addition, cybersecurity breaches of the trust's third-party service providers, or issuers in which the trust invests, can also subject the trust to many of the same risks associated with direct cybersecurity breaches.


     o Inflation may lead to a decrease in the value of assets or income from investments.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security's outlook, market value or yield may have changed.

     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                               Who Should Invest

     You should consider this investment if:

     o The trust represents only a portion of your overall investment portfolio;

     o The trust is part of a longer-term investment strategy that may include investment in subsequent portfolios, if available; and

     o The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

     You should not consider this investment if:

     o    You are uncomfortable with the trust's investment strategy;

     o You are uncomfortable with the risks of an unmanaged investment in securities; or

     o    You are seeking capital preservation.

                               Fees and Expenses

     The amounts below are estimates of the direct and indirect fees and expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                Percentage
                                 of Public   Amount Per
                                 Offering     $1,000
Investor Fees                    Price (4)   Invested
----------------------------   -----------  -----------
Initial sales fee
  paid on purchase (1)             0.00%       $ 0.00
Deferred sales fee (2)             2.25         22.50
Creation and
  development fee (3)              0.50          5.00
                               -----------  -----------
Maximum sales fees
  (including creation
  and development fee)             2.75%       $27.50
                               ===========  ===========

Estimated organization costs
  (amount per 100 units as
  a percentage of the public
  offering price)                0.2558%       $2.558
                               ===========  ===========

                               Approximate
Annual Fund                    % of Public
Operating                        Offering    Amount Per
Expenses                         Price (4)    100 Units
----------------------------  ------------  -----------
Trustee's fee                    0.1050%       $1.050
Sponsor's supervisory fee        0.0300         0.300
Evaluator's fee                  0.0350         0.350
Bookkeeping and
  administrative fee             0.0350         0.350
Estimated other trust
  operating expenses (5)         0.0275         0.275
                               -----------  -----------
 Total                           0.2325%       $2.325
                               ===========  ===========


(1) The initial sales fee provided above is based on the unit price on the Inception Date. The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is equal to the difference between the maximum sales charge and the sum of any remaining deferred sales charge and creation and development fee ("C&D Fee"). The percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. When the Public Offering Price per unit equals $10, there is no initial sales charge. If the price you pay for your units exceeds $10 per unit, you will pay an initial sales charge. Despite the variability of the initial sales fee, each unitholder is obligated to pay the entire applicable maximum sales fee.


(2) The deferred sales charge is a fixed dollar amount equal to $0.225 per unit and is deducted in monthly installments of $0.075 per unit on the last business day of August 2020 through October 2020. The percentage provided is based on a $10 per unit Public Offering Price as of the Inception Date and the percentage amount will vary over time. If the price you pay for your units exceeds $10 per unit, the deferred sales fee will be less than 2.25% of the Public Offering Price unit. If the price you pay for your units is less than $10 per unit, the deferred sales fee will exceed 2.25% of the Public Offering Price. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected. If you purchase units after the first deferred sales fee payment has been assessed, your maximum sales fee will consist of an initial sales fee and the amount of any remaining deferred sales fee payments.


(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.050 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately six months from the Inception Date. Units purchased after the close of the initial offering period do not pay the C&D Fee. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 2.75% of a unitholder's initial investment.

(4) Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.

(5) The estimated trust operating expenses are based upon an estimated trust size. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.

                                    Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every other year with the maximum sales fees, the trust's operating expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:


1 year   $     325
3 years        695
5 years      1,089
10 years     1,985


     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.

                                                  Trust Portfolio


Guggenheim Defined Portfolios, Series 1977
SMid Dividend Strength Portfolio, Series 13
The Trust Portfolio as of the Inception Date, January 21, 2020
-----------------------------------------------------------------------------------------------------
                                                   Percentage
                                                   of Aggregate   Initial  Per Share     Cost To
  Ticker Company Name (1)                          Offer Price    Shares     Price   Portfolio (2)(3)
-----------------------------------------------------------------------------------------------------
         Common Stocks (100.00%)
         Communication Services (3.36%)
  IPG     The Interpublic Group of Companies, Inc.      3.36%       209   $  24.1500  $      5,047
         Consumer Discretionary (9.98%)
  SCI     Service Corporation International             3.33        103      48.5000         4,996
  WEN     The Wendy's Company                           3.33        231      21.6900         5,010
  MTN     Vail Resorts, Inc.                            3.32         20     249.4400         4,989
         Consumer Staples (3.31%)
  LANC    Lancaster Colony Corporation                  3.31         31     160.4000         4,972
         Financials (33.36%)
  AIZ     Assurant, Inc.                                3.38         38     133.7700         5,083
  AUB     Atlantic Union Bankshares Corporation         3.31        135      36.8000         4,968
  BANF    BancFirst Corporation                         3.30         79      62.7400         4,956
  FAF     First American Financial Corporation          3.36         84      60.0200         5,042
  FRME    First Merchants Corporation                   3.31        120      41.4000         4,968
  GBCI    Glacier Bancorp, Inc.                         3.34        111      45.2100         5,018
  SNV     Synovus Financial Corporation                 3.33        125      40.0000         5,000
  TCF     TCF Financial Corporation                     3.34        109      46.0700         5,022
  THG     The Hanover Insurance Group, Inc.             3.34         36     139.2800         5,014
  UCBI    United Community Banks, Inc.                  3.35        166      30.3300         5,035
         Industrials (13.28%)
  PLOW    Douglas Dynamics, Inc.                        3.33         90      55.6700         5,010
  HI      Hillenbrand, Inc.                             3.33        153      32.6600         4,997
  HII     Huntington Ingalls Industries, Inc.           3.33         18     277.8100         5,001
  TKR     The Timken Company                            3.29         85      58.2200         4,949
         Information Technology (3.34%)
  NATI    National Instruments Corporation              3.34        109      46.0750         5,022
         Materials (6.64%)
  AVY     Avery Dennison Corporation                    3.32         37     134.7200         4,985
  RPM     RPM International, Inc.                       3.32         67      74.4400         4,987
         Real Estate (16.68%)
  COR     CoreSite Realty Corporation (8)               3.36         43     117.5500         5,055
  CONE    CyrusOne, Inc. (8)                            3.30         78      63.4900         4,952
  FR      First Industrial Realty Trust, Inc. (8)       3.34        117      42.8800         5,017
  HTA     Healthcare Trust of America, Inc. (8)         3.33        161      31.0600         5,001
  TRNO    Terreno Realty Corporation (8)                3.35         88      57.1400         5,028

                                          Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 1977
SMid Dividend Strength Portfolio, Series 13
The Trust Portfolio as of the Inception Date, January 21, 2020
-----------------------------------------------------------------------------------------------------
                                                   Percentage
                                                   of Aggregate   Initial  Per Share     Cost To
  Ticker Company Name (1)                          Offer Price    Shares     Price   Portfolio (2)(3)
-----------------------------------------------------------------------------------------------------
         COMMON STOCKS (continued)
         Utilities (10.05%)
  LNT     Alliant Energy Corporation                    3.35%        88   $  57.1600  $      5,030
  ATO     Atmos Energy Corporation                      3.36         44     114.9800         5,059
  IDA     IDACORP, Inc.                                 3.34         46     109.1200         5,020
                                                                                      -------------
                                                                                      $    150,233
                                                                                      =============

(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on January 17, 2020. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was performed as of the Evaluation Time on January 17, 2020. For securities quoted on a national exchange, including the NASDAQ Stock Market, Inc., securities are generally valued at the closing sale price using the market value per share. For foreign securities traded on a foreign exchange, if any, securities are generally valued at the closing sale price on the applicable exchange converted into U.S. dollars. The trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(3)  There was a $0 loss to the sponsor on the Inception Date.


The following footnotes only apply when noted.

(4)  Non-income producing security.

(5) U.S.-listed foreign security based on the country of incorporation, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.

(6) American Depositary Receipt ("ADR")/Global Depositary Receipt ("GDR")/CHESS Depositary Interest ("CDI")/New York Registry Share.

(7) Foreign security listed on a foreign exchange, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.

(8)  Common stock of a real estate investment trust ("REIT").

(9)  Common stock of a master limited partnership ("MLP").


================================================================================
US HIGH DIVIDEND STRATEGY PORTFOLIO, SERIES 35


     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The US High Dividend Trust seeks to provide dividend income.

                         Principal Investment Strategy

     Under normal circumstances, the trust will invest at least 80% of the value of its assets in dividend-paying common stocks of U.S. incorporated companies. The trust seeks to provide dividend income that is greater than its benchmark, the S&P 500 Index. The sponsor, with the assistance of Guggenheim Partners Investment Management, LLC ("GPIM"), an affiliate of Guggenheim Partners, LLC, has selected the securities to be included in the trust's portfolio. The sponsor and GPIM believe that companies that distribute significant dividends on a consistent basis generally demonstrate strong financial strength and positive performance relative to their peers. The U.S.-listed common stocks held by the trust may include the common stocks of U.S. and non-U.S. companies. The trust will invest in securities of companies with mid- and large market capitalization and may invest in real estate investment trusts.

                               Security Selection


     The trust's portfolio was constructed and the securities were selected on January 14, 2020 (the "Security Selection Date") using the Security Selection Rules outlined below.


     Security Selection Rules:

     In constructing the trust's portfolio, 25 securities were selected based on the following fundamentally based quantitative criteria:

     1. Initial Universe: Begin with the universe of all stocks issued by large-, mid- and small-capitalization companies that trade on one of the three major U.S. exchanges and that are designated as a U.S. company by the Morningstar US Market Index as of the Security Selection Date.

     2. Rank on Fundamentals: Rank every company identified in the initial universe against other companies in the same sector, as defined by Global Industry Classification Standard (GICS). Each ranking is determined as of the Security Selection Date using the most recently reported information and uses a scale of 1 through 10 (1 representing the highest scoring 10% in the sector and 10 representing the lowest scoring 10% in the sector):

          o Return on assets as provided by S&P Compustat, and calculated as latest four quarters of reported operating income divided by the average of most recent reported total assets and year ago reported total assets.

          o Earnings before interest, taxes, depreciation and amortization for the latest four quarters divided by enterprise value, as provided by S&P Compustat. Enterprise value is determined by adding the equity market capitalization as of the most recent closing price with the total outstanding long term and short term debt as determined by the most recently available balance sheet, and then subtracting any cash and short term investments as determined by the most recently available balance sheet.

          o Year-over-year growth in sales per share, as provided by S&P Compustat. Trailing year-over-year growth is the percentage change in sales per-share for the trailing 12 months versus the sales per-share from the prior 12 months. Sales per-share is the trailing 12 months of sales from the most recent trailing quarterly or semi-annual filings, whichever is most current, divided by the end of period reported count of common shares outstanding used to calculate basic earnings per share.

          Each financial metric will create a separate score so that every company will have three scores. These three scores are averaged together to create one composite score for a company. This composite score is used to rank the companies in the next step in order to determine the sub-universe of securities.

     3. Define Sub-Universe: Reduce the initial universe of securities to a sub-universe that meets the following requirements, with each requirement being applied independently to the initial universe from the other requirements in this step, as of the Security Selection
          Date:

          o Exclude the lowest ranked 25% of securities from the initial universe determined by the average of the three financial rankings described in step 2.

          o Exclude the 20% of the initial universe with the lowest trailing six month total return.

          o Exclude securities which do not have a policy of regular periodic cash dividends (quarterly, semiannual or yearly), or have omitted the most recent regular periodic cash dividend.

          o Exclude securities with a market capitalization less than $200 million. Market capitalization is determined by the closing price as of the Security Selection Date.

          o Exclude securities with a liquidity of less than $0.6 million. Liquidity is determined by the median trading volume in U.S. dollars looking back 90 days from the Security Selection Date (i.e., trading volume each day in shares multiplied by the closing price for the day as provided by FactSet Research Systems, Inc.).

          o Exclude business development companies as identified by Bloomberg Industry Classification System sub-industry.

          o Exclude mortgage real estate investment trusts, as identified by GICS sub-industry.

          o Exclude securities that have a pending cash or stock merger and acquisition or bankruptcy which will lead to delisting the security. Such events will be determined by reviewing the announced merger and acquisition data from Bloomberg.

          o Exclude securities that are not one of the largest 500 companies of the initial universe by market capitalization (per FactSet).

     4. Selection: Select from the sub-universe the 25 top dividend yielding securities (with higher rank given to larger market capitalization when yields are equal) and equally weight these securities as of the Security Selection Date. Selected securities must adhere to following portfolio limits as of the Security Selection Date:

          o    Maximum 20% weight in any GICS sector.

          o    Minimum 80% in U.S. incorporated companies.

          Once an investment limitation has been reached, additional securities of the type that would violate the limitation will not be included in the trust and the next highest yielding security will be used.

     Please note that due to the fluctuating nature of security prices, the weighting of an individual security or sector in the trust portfolio may change after the Security Selection Date.

                              Guggenheim Partners
                           Investment Management, LLC

     Guggenheim Partners Investment Management, LLC is a subsidiary of Guggenheim Partners, LLC and an affiliate of the sponsor, which offers financial services expertise within its asset management, investment advisory, capital markets, institutional finance and merchant banking business lines. Clients consist of a mix of individuals, family offices, endowments, foundations, insurance companies, pension plans and other institutions that together have entrusted the firm with supervision of more than $100 billion in assets. A global diversified financial services firm, Guggenheim Partners, LLC office locations include New York, Chicago, Los Angeles, Miami, Boston, Philadelphia, St. Louis, Houston, London, Dublin, Geneva, Hong Kong, Singapore, Mumbai and Dubai.

     The sponsor is also a subsidiary of Guggenheim Partners, LLC. See "General Information" for additional information.

                                 Future Trusts

     The sponsor may create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately three months after the trust's initial date of deposit (the "Inception Date") and upon the trust's termination. Each trust is designed to be part of a longer term strategy.

                      Hypothetical Performance Information

     The hypothetical returns are not the actual returns of the trust and are not guaranteed. Simulated returns are hypothetical, meaning that they do not represent actual trading, and thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the strategy designed with the full benefit of hindsight.

     The following table compares the hypothetical performance information for the trust's security selection strategy (the "Strategy") to the actual performance of the S&P 500 Index, in each of the full years listed below (and as of the most recent month-end). The hypothetical strategy is identical to the Strategy. Hypothetical performance of the Strategy is based on the assumption that the Strategy is used to select a hypothetical portfolio on the last business day of each year, the hypothetical portfolio is held for a one year term and then sold, and then a new hypothetical portfolio is selected by the Strategy. In the following table, Strategy stocks for a given year consist of the common stocks selected by applying the Strategy as of the last business day of each year, for example, the Strategy stocks for 2013 were selected by applying the Strategy as of December 31, 2012 (and not the date the trust actually sells units). These hypothetical returns should not be used to predict future performance of the trust. Hypothetical returns from the trust will differ from its selection strategy for several reasons, including the following:

     o Hypothetical Total Return figures shown do not reflect commissions paid by the trust on the purchase of the securities or taxes incurred by you.

     o Hypothetical Strategy returns are for calendar years (and through the most recent month), while the trust begins and ends on various dates.

     o Extraordinary market events that are not expected to be repeated and may have affected performance.

     o Hypothetical Strategy returns are based on hypothetical portfolios selected according to the Strategy on the last business day of each calendar year, while the trust has a maturity of approximately 15 months.

     o The trust may not be fully invested at all times or weighted in all securities according to the Strategy at all times. This may happen because the trust may purchase additional securities to create units and such purchases may not exactly replicate the portfolio. In addition, the trust may sell securities to pay expenses, meet redemptions or to protect the trust and the sale of such securities may cause the trust to vary from the Strategy.

     o Securities may be purchased or sold by the trust at prices different from the closing prices used in buying and selling units.

     You should note that the trust is not designed to parallel movements in any index, and it is not expected that it will do so. In fact, the Strategy underperformed its comparative index in certain years, and the sponsor cannot guarantee that the trust will outperform its respective index over the life of the trust or over consecutive rollover periods, if available.

     S&P 500 Index. The S&P 500 Index is a capitalization weighted index of 500 companies (the "Index"). The Index is regarded as a gauge for large-capitalization U.S. equities and covers approximately 80% of available market capitalization. Indices are statistical composites and their returns do not include payment of any sales charges or fees an investor would pay to purchase the securities they represent. Such costs would lower performance. The Index is unmanaged and it is not possible to invest directly in the Index. The historical performance of the Index is shown for illustrative purposes only; it is not meant to forecast, imply or guarantee the future performance of any particular investment or the trust, which will vary. Securities in which the trust invests may differ from those in the Index. The trust will not try to replicate the performance of these indices and will not necessarily invest any substantial portion of its assets in securities in the Index. There is no guarantee that the perceived intrinsic value of a security will be realized.

     Hypothetical Comparison of Total Return

             Hypothetical   S&P 500
               Strategy      Index
                 Total       Total
Year            Returns     Returns
-----------------------------------

2000+            17.32%      -9.10%
2001+             8.41%     -11.89%
2002            -11.27%     -22.10%
2003             23.58%      28.68%
2004             13.18%      10.88%
2005              4.66%       4.91%
2006             21.80%      15.79%
2007              3.92%       5.49%
2008            -27.30%     -37.00%
2009             28.81%      26.47%
2010             16.68%      15.06%
2011             12.27%       2.63%
2012             10.33%      16.00%
2013             18.30%      32.39%
2014             13.55%      13.68%
2015              0.10%       1.37%
2016             12.91%      11.96%
2017             10.40%      21.82%
2018            -10.87%      -4.39%
2019             15.14%      31.48%


+ These returns are the result of extraordinary market events and are not expected to be repeated.

      Hypothetical Comparison of
   Average Annual Return for Periods
       Ending December 31, 2019

              Hypothetical   S&P 500
                Strategy      Index
                Average      Average
                 Annual      Annual
Period           Return      Return
------------------------------------

1 Year            15.14%     31.48%
5 Year             5.07%     11.69%
10 Year            9.54%     13.61%
Life of Model
  (12/31/99)       8.24%      6.08%


              PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.

     Past performance of the Strategy is hypothetical and does not represent any actual trust and is not guaranteed. The trust's actual performance may be materially different from the hypothetical performance. It is shown for illustrative purposes only and is not intended to indicate the future performance of any investment, including the trust. The source of the pricing information for the hypothetical performance data calculation is Factset and the hypothetical performance data has been calculated by the sponsor. The hypothetical performance data has not been verified or audited by a third party. Hypothetical Strategy figures reflect the deduction of the maximum sales charge, the estimated trust operating expenses and the estimated organization costs. The hypothetical Strategy total return figures have not been reduced by estimated brokerage commissions and other transaction costs paid by the trust in acquiring the securities or any taxes incurred by unitholders.

     Hypothetical total return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. The source of the pricing information for the hypothetical performance data calculation is Factset and the hypothetical performance data has been calculated by the sponsor. Hypothetical total return figures assume that all dividends are reinvested monthly.

     Securities are selected through application of the Strategy as of the last business day of each year. If a security which is selected by the Strategy is merged out of existence, de-listed or suffers a similar fate during the period in which the hypothetical Strategy performance is being measured, such security will not be replaced by another security during that period and the return of such security will not be annualized in the calculation of the hypothetical returns.

--------------------------------------------------------------------------------
              Essential Information
            (as of the Inception Date)


Inception Date                    January 21, 2020

Unit Price                                  $10.00

Termination Date                    April 20, 2021

Distribution Date           25th day of each month
            (commencing February 25, 2020, if any)

Record Date                 15th day of each month
            (commencing February 15, 2020, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts                        40175F267
Fee Account Cash                         40175F283

Reinvested Distributions
Standard Accounts                        40175F275
Fee Account Reinvest                     40175F291

Ticker                                      CUSHJX

            Portfolio Diversification

                                       Approximate
Sector                        Portfolio Percentage
------------------------      --------------------
Communication Services                        7.99%
Consumer Discretionary                        7.99
Consumer Staples                             12.00
Energy                                        4.00
Financials                                   16.02
Health Care                                  11.93
Information Technology                       12.12
Materials                                    12.01
Real Estate                                   7.93
Utilities                                     8.01
                                           -------
Total                                       100.00%
                                           =======

Country/Territory                      Approximate
(Headquartered)               Portfolio Percentage
------------------------      --------------------
United States                               100.00%
                                           -------
Total                                       100.00%
                                           =======

Market                                 Approximate
Capitalization                Portfolio Percentage
------------------------      --------------------
Mid-Capitalization                           43.88%
Large-Capitalization                         56.12
                                           -------
Total                                       100.00%
                                           =======


Minimum Investment
All accounts                                1 unit
--------------------------------------------------------------------------------

                                Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     o Share prices or dividend rates on the securities in the trust may decline during the life of the trust. There is no guarantee that share prices of securities in the trust will not decline and that the issuers of the securities will declare dividends in the future and, if declared, whether they will remain at current levels or increase over time.

     o Securities selected according to this strategy may not perform as intended. The trust is exposed to additional risk due to its policy of investing in accordance with an investment strategy. Although the trust's investment strategy is designed to achieve the trust's investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.


     o The trust invests in U.S.-listed foreign securities. The trust's investment in U.S.-listed foreign securities presents additional risk. Securities of foreign issuers present risks beyond those of domestic securities. More specifically, foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.


     o The trust invests in securities issued by mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. Mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.


     o The trust may be susceptible to potential risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the sponsor of the trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. In addition, cybersecurity breaches of the trust's third-party service providers, or issuers in which the trust invests, can also subject the trust to many of the same risks associated with direct cybersecurity breaches.


     o Inflation may lead to a decrease in the value of assets or income from investments.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security's outlook, market value or yield may have changed.

     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                               Who Should Invest

     You should consider this investment if:

     o The trust represents only a portion of your overall investment portfolio;

     o The trust is part of a longer-term investment strategy that may include the investment in subsequent portfolios, if available; and

     o The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

     You should not consider this investment if:

     o    You are uncomfortable with the trust's investment strategy;

     o You are uncomfortable with the risks of an unmanaged investment in securities; or

     o    You want capital preservation.

                               Fees and Expenses

     The amounts below are estimates of the direct and indirect fees and expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                               Percentage
                                of Public
                                Offering     Amount Per
Investor Fees                   Price (4)    100 Units
----------------------------   ----------   -----------
Initial sales fee
  paid on purchase (1)            0.00%        $ 0.00
Deferred sales fee (2)            1.35          13.50
Creation and
  development fee (3)             0.50           5.00
                               ----------   -----------
Maximum sales fees
  (including creation
  and development fee)            1.85%        $18.50
                               ==========   ===========

Estimated organization costs
  (amount per 100 units as
  a percentage of the public
  offering price)               0.4306%        $4.306
                               ==========   ===========

                               Approximate
Annual Fund                    % of Public
Operating                        Offering    Amount Per
Expenses                         Price (4)    100 Units
-------------------------     ------------  -----------
Trustee's fee                    0.1050%       $1.050
Sponsor's supervisory fee        0.0300         0.300
Evaluator's fee                  0.0350         0.350
Bookkeeping and
  administrative fee             0.0350         0.350
Estimated other trust
  operating expenses (5)         0.0387         0.387
                               -----------  -----------
 Total                           0.2437%       $2.437
                               ===========  ===========


(1) The initial sales fee provided above is based on the unit price on the Inception Date. The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is equal to the difference between the maximum sales charge and the sum of any remaining deferred sales charge and creation and development fee ("C&D Fee"). The percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. When the Public Offering Price per unit equals $10, there is no initial sales charge. If the price you pay for your units exceeds $10 per unit, you will pay an initial sales charge. Despite the variability of the initial sales fee, each unitholder is obligated to pay the entire applicable maximum sales fee.


(2) The deferred sales charge is a fixed dollar amount equal to $0.135 per unit and is deducted in monthly installments of $0.045 per unit on the last business day of May 2020 through July 2020. The percentage provided is based on a $10 per unit Public Offering Price as of the Inception Date and the percentage amount will vary over time. If the price you pay for your units exceeds $10 per unit, the deferred sales fee will be less than 1.35% of the Public Offering Price unit. If the price you pay for your units is less than $10 per unit, the deferred sales fee will exceed 1.35% of the Public Offering Price. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected. If you purchase units after the first deferred sales fee payment has been assessed, your maximum sales fee will consist of an initial sales fee and the amount of any remaining deferred sales fee payments.


(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.050 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. Units purchased after the close of the initial offering period do not pay the C&D Fee. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 1.85% of a unitholder's initial investment.

(4) Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.

(5) The estimated trust operating expenses are based upon an estimated trust size. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.

                                    Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every year with the maximum sales fees, the trust's operating expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:


1 year   $     253
3 years        777
5 years      1,327
10 years     2,817


     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.

                                                   Trust Portfolio


Guggenheim Defined Portfolios, Series 1977
US High Dividend Strategy Portfolio, Series 35
The Trust Portfolio as of the Inception Date, January 21, 2020
------------------------------------------------------------------------------------------------------
                                                      Percentage
                                                      of Aggregate Initial  Per Share     Cost To
  Ticker Company Name (1)                             Offer Price  Shares     Price   Portfolio (2)(3)
------------------------------------------------------------------------------------------------------
         COMMON STOCKS (92.07%)
         Communication Services (7.99%)
  T       AT&T, Inc.                                       4.00%     157   $ 38.3800   $      6,026
  VZ      Verizon Communications, Inc.                     3.99      100     60.1300          6,013
         Consumer Discretionary (7.99%)
  CCL     Carnival Corporation (5)                         4.00      116     51.9000          6,020
  LVS     Las Vegas Sands Corporation                      3.99       81     74.0600          5,999
         Consumer Staples (12.00%)
  GIS     General Mills, Inc.                              4.01      112     53.8500          6,031
  TAP     Molson Coors Beverage Company                    3.98      106     56.5700          5,996
  PM      Philip Morris International, Inc.                4.01       68     88.6900          6,031
         Energy (4.00%)
  VLO     Valero Energy Corporation                        4.00       66     91.2200          6,021
         Financials (16.02%)
  HBAN    Huntington Bancshares, Inc.                      3.98      407     14.7100          5,987
  KEY     KeyCorp                                          4.00      307     19.5900          6,014
  PFG     Principal Financial Group, Inc.                  4.02      106     57.0800          6,050
  WFC     Wells Fargo & Company                            4.02      123     49.1800          6,049
         Health Care (11.93%)
  ABBV    AbbVie, Inc.                                     3.98       68     88.0000          5,984
  CAH     Cardinal Health, Inc.                            3.98      111     53.9300          5,986
  GILD    Gilead Sciences, Inc.                            3.97       95     62.9800          5,983
         Information Technology (12.12%)
  AVGO    Broadcom, Inc.                                   4.10       20    308.7900          6,176
  IBM     International Business Machines Corporation      4.04       44    138.3100          6,086
  STX     Seagate Technology PLC (5)                       3.98       98     61.0800          5,986
         Materials (12.01%)
  IP      International Paper Company                      3.98      131     45.7500          5,993
  LYB     LyondellBasell Industries NV (5)                 4.03       66     92.0000          6,072
  WRK     Westrock Company                                 4.00      138     43.6800          6,028
         Utilities (8.01%)
  DUK     Duke Energy Corporation                          3.98       64     93.7200          5,998
  PPL     PPL Corporation                                  4.03      168     36.0900          6,063

                                           Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 1977
US High Dividend Strategy Portfolio, Series 35
The Trust Portfolio as of the Inception Date, January 21, 2020
------------------------------------------------------------------------------------------------------
                                                      Percentage
                                                      of Aggregate Initial  Per Share     Cost To
  Ticker Company Name (1)                             Offer Price  Shares     Price   Portfolio (2)(3)
------------------------------------------------------------------------------------------------------
         REAL ESTATE INVESTMENT TRUSTS (7.93%)
         Real Estate (7.93%)
  HST     Host Hotels & Resorts, Inc. (8)                  3.97%     334   $ 17.8800   $      5,972
  WELL    Welltower, Inc. (8)                              3.96       69     86.3900          5,961
                                                                                       -------------
                                                                                       $    150,525
                                                                                       =============

(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on January 17, 2020. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was performed as of the Evaluation Time on January 17, 2020. For securities quoted on a national exchange, including the NASDAQ Stock Market, Inc., securities are generally valued at the closing sale price using the market value per share. For foreign securities traded on a foreign exchange, if any, securities are generally valued at the closing sale price on the applicable exchange converted into U.S. dollars. The trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(3)  There was a $0 loss to the sponsor on the Inception Date.


The following footnotes only apply when noted.

(4)  Non-income producing security.

(5) U.S.-listed foreign security based on the country of incorporation, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.

(6) American Depositary Receipt ("ADR")/Global Depositary Receipt ("GDR")/CHESS Depositary Interest ("CDI")/New York Registry Share.

(7) Foreign security listed on a foreign exchange, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.

(8)  Common stock of a real estate investment trust ("REIT").

(9)  Common stock of a master limited partnership ("MLP").


================================================================================
US SMID HIGH DIVIDEND PORTFOLIO, SERIES 35


     Use this Investment Summary to help you decide whether an investment in this trust is right for you. More detailed information can be found later in this prospectus.

                              Investment Objective

     The US SMID High Dividend Trust seeks to provide dividend income.

                         Principal Investment Strategy

     Under normal circumstances, the trust will invest at least 80% of the value of its assets in dividend-paying common stocks of U.S. incorporated companies with small- and mid-capitalizations. The trust seeks to provide dividend income that is greater than its benchmark, the Russell 2500[TM] Index. The sponsor, with the assistance of Guggenheim Partners Investment Management, LLC ("GPIM"), an affiliate of Guggenheim Partners, LLC, has selected the securities to be included in the trust's portfolio. The sponsor and GPIM believe that companies that distribute significant dividends on a consistent basis demonstrate strong financial strength and positive performance relative to their peers. The U.S.-listed common stocks held by the trust may include the common stocks of U.S. and non-U.S. companies. The trust will invest in securities of companies with small- and mid-market capitalization and may invest in real estate investment trusts. The small- and mid-capitalization companies will be the companies in the Morningstar US Market Index with the largest 500 companies excluded.


     As a result of this strategy, the trust invests significantly in the consumer products sector and in the financial sector.


                               Security Selection


     The trust's portfolio was constructed and the securities were selected on January 14, 2020 (the "Security Selection Date") using the Security Selection Rules outlined below.


     Security Selection Rules:

     In constructing the trust's portfolio, 50 securities were selected based on the following fundamentally based quantitative criteria:

     1. Initial Universe: Begin with the universe of all stocks issued by large-, mid- and small-capitalization companies that trade on one of the three major U.S. exchanges and that are designated as a U.S. company by the Morningstar US Market Index as of the Security Selection Date.

     2. Rank on Fundamentals: Rank every company identified in the initial universe against other companies in the same sector, as defined by Global Industry Classification Standard (GICS). Each ranking is determined as of the Security Selection Date using the most recently reported information and uses a scale of 1 through 10 (1 representing the highest scoring 10% in the sector and 10 representing the lowest scoring 10% in the sector):

          o Return on assets as provided by S&P Compustat, and calculated as latest four quarters of reported operating income divided by the average of most recent reported total assets and year ago reported total assets.

          o Earnings before interest, taxes, depreciation and amortization for the latest four quarters divided by enterprise value, as provided by S&P Compustat. Enterprise value is determined by adding the equity market capitalization as of the most recent closing price with the total outstanding long term and short term debt as determined by the most recently available balance sheet, and then subtracting any cash and short term investments as determined by the most recently available balance sheet.

          o Year-over-year growth in sales per share, as provided by S&P Compustat. Trailing year-over-year growth is the percentage change in sales per-share for the trailing 12 months versus the sales per-share from the prior 12 months. Sales per-share is the trailing 12 months of sales from the most recent trailing quarterly or semi-annual filings, whichever is most current, divided by the end of period reported count of common shares outstanding used to calculate basic earnings per share.

          Each financial metric will create a separate score so that every company will have three scores. These three scores are averaged together to create one composite score for a company. This composite score is used to rank the companies in the next step in order to determine the sub-universe of securities.

     3. Define Sub-Universe: Reduce the initial universe of securities to a sub-universe that meets the following requirements, with each requirement being applied independently to the initial universe from the other requirements in this step, as of the Security Selection
          Date:

          o Exclude the lowest ranked 25% of securities from the initial universe determined by the average of the three financial rankings described in step 2.

          o Exclude the 20% of the initial universe with the lowest trailing six month total return.

          o Exclude securities which do not have a policy of regular periodic cash dividends (quarterly, semiannual or yearly), or have omitted the most recent regular periodic cash dividend.

          o Exclude securities with a market capitalization less than $200 million. Market capitalization is determined by the closing price as of the Security Selection Date.

          o Exclude securities with a liquidity of less than $0.6 million. Liquidity is determined by the median trading volume in U.S. dollars looking back 90 days from the Security Selection Date (i.e., trading volume each day in shares multiplied by the closing price for the day as provided by FactSet Research Systems, Inc.).

          o Exclude business development companies as identified by Bloomberg Industry Classification System sub-industry.

          o Exclude mortgage real estate investment trusts, as identified by GICS sub-industry.

          o Exclude securities that have a pending cash or stock merger and acquisition or bankruptcy which will lead to delisting the security. Such events will be determined by reviewing the announced merger and acquisition data from Bloomberg.

          o Exclude securities of the largest 500 companies of the initial universe by market capitalization (per FactSet).

     4. Selection: Select from the sub-universe the 50 top dividend yielding securities (with higher rank given to larger market capitalization when yields are equal) and equally weight these securities as of the Security Selection Date. Selected securities must adhere to following portfolio limits as of the Security Selection Date:

          o    Maximum 20% weight in any GICS sector.

          o    Maximum 10% weight in any GICS industry.

          o    Minimum 80% in U.S. incorporated companies.

          Once an investment limitation has been reached, additional securities of the type that would violate the limitation will not be included in the trust and the next highest yielding security will be used.

     Please note that due to the fluctuating nature of security prices, the weighting of an individual security or sector in the trust portfolio may change after the Security Selection Date.

                              Guggenheim Partners
                           Investment Management, LLC

     Guggenheim Partners Investment Management, LLC is a subsidiary of Guggenheim Partners, LLC and an affiliate of the sponsor, which offers financial services expertise within its asset management, investment advisory, capital markets, institutional finance and merchant banking business lines. Clients consist of a mix of individuals, family offices, endowments, foundations, insurance companies, pension plans and other institutions that together have entrusted the firm with supervision of more than $100 billion in assets. A global diversified financial services firm, Guggenheim Partners, LLC office locations include New York, Chicago, Los Angeles, Miami, Boston, Philadelphia, St. Louis, Houston, London, Dublin, Geneva, Hong Kong, Singapore, Mumbai and Dubai.

     The sponsor is also a subsidiary of Guggenheim Partners, LLC. See "General Information" for additional information.

                                 Future Trusts

     The sponsor may create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately three months after the trust's initial date of deposit (the "Inception Date") and upon the trust's termination. Each trust is designed to be part of a longer term strategy.

--------------------------------------------------------------------------------
              Essential Information
            (as of the Inception Date)


Inception Date                    January 21, 2020

Unit Price                                  $10.00

Termination Date                    April 20, 2021

Distribution Date           25th day of each month
            (commencing February 25, 2020, if any)

Record Date                 15th day of each month
            (commencing February 15, 2020, if any)

CUSIP Numbers

Cash Distributions
Standard Accounts                        40175F226
Fee Account Cash                         40175F242

Reinvested Distributions
Standard Accounts                        40175F234
Fee Account Reinvest                     40175F259

Ticker                                      CSMHJX

         Portfolio Diversification

                                       Approximate
Sector                        Portfolio Percentage
---------------------         --------------------
Communication Services                        2.02%
Consumer Discretionary                       16.04
Consumer Staples                              5.98
Energy                                        5.95
Financials                                   20.03
Health Care                                   1.98
Industrials                                  15.93
Materials                                     9.98
Real Estate                                  10.04
Utilities                                    12.05
                                           -------
Total                                       100.00%
                                           =======

Country/Territory                      Approximate
(Headquartered)               Portfolio Percentage
---------------------         --------------------
United States                               100.00%
                                           -------
Total                                       100.00%
                                           =======

Market                                 Approximate
Capitalization                Portfolio Percentage
---------------------         --------------------
Small-Capitalization                         31.94%
Mid-Capitalization                           68.06
                                           -------
Total                                       100.00%
                                           =======


Minimum Investment
All accounts                                1 unit
--------------------------------------------------------------------------------

                                Principal Risks

     As with all investments, you may lose some or all of your investment in the trust. No assurance can be given that the trust's investment objective will be achieved. The trust also might not perform as well as you expect. This can happen for reasons such as these:

     o Securities prices can be volatile. The value of your investment may fall over time. Market value fluctuates in response to various factors. These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation, and changes in interest rates, inflation, the financial condition of the securities' issuer or even perceptions of the issuer. Units of the trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     o Share prices or dividend rates on the securities in the trust may decline during the life of the trust. There is no guarantee that share prices of securities in the trust will not decline and that the issuers of the securities will declare dividends in the future and, if declared, whether they will remain at current levels or increase over time.


     o The trust invests significantly in the consumer products sector. As a result, the factors that impact the consumer products sector will likely have a greater effect on this trust than on a more broadly diversified trust. General risks of companies in the consumer products sector include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased government regulation. A weak economy and its effect on consumer spending would adversely affect companies in the consumer products sector.


     o The trust invests significantly in the financial sector. As a result, the factors that impact the financial sector will likely have a greater effect on this trust than on a more broadly diversified trust. Companies in the financial sector include banks, insurance companies and investment firms. The profitability of companies in the financial sector is largely dependent upon the availability and cost of capital which may fluctuate significantly in response to changes in interest rates and general economic developments. Financial sector companies are especially subject to the adverse effects of economic recession, decreases in the availability of capital, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business.


     o The trust includes real estate investment trusts ("REITs"). REITs may concentrate their investments in specific geographic areas or in specific property types, such as, hotels, shopping malls, residential complexes and office buildings. The value of the REITs and other real estate securities and the ability of such securities to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the global and local economic climate and real estate conditions; perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; the cost of complying with the Americans with Disabilities Act; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; the downturn in the subprime mortgage lending market and the real estate market in the United States; and other factors beyond the control of the issuer of the security.


     o The trust invests in securities issued by small-capitalization and mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.


     o The trust may be susceptible to potential risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the sponsor of the trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. In addition, cybersecurity breaches of the trust's third-party service providers, or issuers in which the trust invests, can also subject the trust to many of the same risks associated with direct cybersecurity breaches.


     o Inflation may lead to a decrease in the value of assets or income from investments.

     o The sponsor does not actively manage the portfolio. The trust will generally hold, and may, when creating additional units, continue to buy, the same securities even though a security's outlook, market value or yield may have changed.

     See "Investment Risks" in Part A of the prospectus and "Risk Factors" in Part B of the prospectus for additional information.

                               Who Should Invest

     You should consider this investment if:

     o The trust represents only a portion of your overall investment portfolio;

     o The trust is part of a longer-term investment strategy that may include the investment in subsequent portfolios, if available; and

     o The trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

     You should not consider this investment if:

     o    You are uncomfortable with the trust's investment strategy;

     o You are uncomfortable with the risks of an unmanaged investment in securities; or

     o    You want capital preservation.

                               Fees and Expenses

     The amounts below are estimates of the direct and indirect fees and expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                Percentage
                                 of Public
                                 Offering    Amount Per
Investor Fees                    Price (4)    100 Units
----------------------------   -----------  -----------
Initial sales fee
  paid on purchase (1)             0.00%       $ 0.00
Deferred sales fee (2)             1.35         13.50
Creation and
  development fee (3)              0.50          5.00
                               -----------  -----------
Maximum sales fees
  (including creation
  and development fee)             1.85%       $18.50
                               ===========  ===========

Estimated organization costs
  (amount per 100 units as
  a percentage of the public
  offering price)                  0.80%        $8.00
                               ===========  ===========

                               Approximate
Annual Fund                    % of Public
Operating                        Offering    Amount Per
Expenses                         Price (4)    100 Units
----------------------------  ------------  -----------
Trustee's fee                    0.1050%       $1.050
Sponsor's supervisory fee        0.0300         0.300
Evaluator's fee                  0.0350         0.350
Bookkeeping and
  administrative fee             0.0350         0.350
Estimated other trust
  operating expenses (5)         0.0844         0.844
                               -----------  -----------
 Total                           0.2894%       $2.894
                               ===========  ===========


(1) The initial sales fee provided above is based on the unit price on the Inception Date. The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is equal to the difference between the maximum sales charge and the sum of any remaining deferred sales charge and creation and development fee ("C&D Fee"). The percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. When the Public Offering Price per unit equals $10, there is no initial sales charge. If the price you pay for your units exceeds $10 per unit, you will pay an initial sales charge. Despite the variability of the initial sales fee, each unitholder is obligated to pay the entire applicable maximum sales fee.


(2) The deferred sales charge is a fixed dollar amount equal to $0.135 per unit and is deducted in monthly installments of $0.045 per unit on the last business day of May 2020 through July 2020. The percentage provided is based on a $10 per unit Public Offering Price as of the Inception Date and the percentage amount will vary over time. If the price you pay for your units exceeds $10 per unit, the deferred sales fee will be less than 1.35% of the Public Offering Price unit. If the price you pay for your units is less than $10 per unit, the deferred sales fee will exceed 1.35% of the Public Offering Price. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected. If you purchase units after the first deferred sales fee payment has been assessed, your maximum sales fee will consist of an initial sales fee and the amount of any remaining deferred sales fee payments.


(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.050 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately three months from the Inception Date. Units purchased after the close of the initial offering period do not pay the C&D Fee. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price. However, in no event will the maximum sales fee exceed 1.85% of a unitholder's initial investment.

(4) Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.

(5) The estimated trust operating expenses are based upon an estimated trust size. Because certain of the operating expenses are fixed amounts, if the trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees.

                                    Example

     This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust every year with the maximum sales fees, the trust's operating expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:


1 year   $     295
3 years        903
5 years      1,535
10 years     3,221


     These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.

                                                Trust Portfolio


Guggenheim Defined Portfolios, Series 1977
US SMID High Dividend Portfolio, Series 35
The Trust Portfolio as of the Inception Date, January 21, 2020
----------------------------------------------------------------------------------------------------------
                                                         Percentage
                                                         of Aggregate  Initial  Per Share     Cost To
  Ticker Company Name (1)                                Offer Price   Shares     Price   Portfolio (2)(3)
----------------------------------------------------------------------------------------------------------
         COMMON STOCKS (89.96%)
         Communication Services (2.02%)
  IPG     The Interpublic Group of Companies, Inc.            2.02%      125   $ 24.1500   $      3,019
         Consumer Discretionary (16.04%)
  ALV     Autoliv, Inc.                                       2.01        37     81.2400          3,006
  EAT     Brinker International, Inc.                         2.01        68     44.2100          3,006
  LEG     Leggett & Platt, Inc.                               1.98        58     51.2000          2,970
  MDC     M.D.C. Holdings, Inc.                               2.01        71     42.4500          3,014
  GT      The Goodyear Tire & Rubber Company                  1.99       199     14.9300          2,971
  MTN     Vail Resorts, Inc.                                  1.99        12    249.4400          2,993
  WHR     Whirlpool Corporation                               2.04        20    152.6300          3,053
  WYND    Wyndham Destinations, Inc.                          2.01        57     52.8200          3,011
         Consumer Staples (5.98%)
  FLO     Flowers Foods, Inc.                                 2.01       136     22.1100          3,007
  INGR    Ingredion, Inc.                                     1.97        32     92.5800          2,963
  VGR     Vector Group Limited                                2.00       222     13.4600          2,988
         Energy (5.95%)
  HFC     HollyFrontier Corporation                           2.01        64     46.9200          3,003
  KOS     Kosmos Energy Limited                               1.98       452      6.5700          2,970
  MUR     Murphy Oil Corporation                              1.96       116     25.3300          2,938
         Financials (20.03%)
  ARES    Ares Management Corporation                         1.97        79     37.2800          2,945
  CMA     Comerica, Inc.                                      2.02        44     68.7200          3,024
  FII     Federated Investors, Inc.                           1.97        87     33.9600          2,955
  FAF     First American Financial Corporation                2.01        50     60.0200          3,001
  HOPE    Hope Bancorp, Inc.                                  2.00       202     14.7900          2,988
  JHG     Janus Henderson Group PLC (5)                       2.00       119     25.1500          2,993
  ORI     Old Republic International Corporation              2.03       132     22.9600          3,031
  PACW    PacWest Bancorp                                     2.01        79     37.9900          3,001
  UMPQ    Umpqua Holdings Corporation                         2.01       163     18.4100          3,001
  VLY     Valley National Bancorp                             2.01       263     11.4600          3,014
         Health Care (1.98%)
  PDCO    Patterson Companies, Inc.                           1.98       127     23.2800          2,957
         Industrials (15.93%)
  EAF     GrafTech International Limited                      2.01       250     12.0100          3,003
  HI      Hillenbrand, Inc.                                   2.00        92     32.6600          3,005
  HNI     HNI Corporation                                     2.00        78     38.4100          2,996
  MSM     MSC Industrial Direct Company, Inc.                 1.95        38     76.8900          2,922
  R       Ryder System, Inc.                                  2.00        54     55.3300          2,988
  SNA     Snap-on, Inc.                                       2.04        18    170.0000          3,060
  TRN     Trinity Industries, Inc.                            1.97       141     20.9100          2,948
  TRTN    Triton International Limited (5)                    1.96        74     39.6300          2,933

                                           Trust Portfolio (continued)

Guggenheim Defined Portfolios, Series 1977
US SMID High Dividend Portfolio, Series 35
The Trust Portfolio as of the Inception Date, January 21, 2020
----------------------------------------------------------------------------------------------------------
                                                         Percentage
                                                         of Aggregate  Initial  Per Share     Cost To
  Ticker Company Name (1)                                Offer Price   Shares     Price   Portfolio (2)(3)
----------------------------------------------------------------------------------------------------------
         COMMON STOCKS (continued)
         Materials (9.98%)
  CBT     Cabot Corporation                                   1.98%       66   $ 44.8000   $      2,957
  EMN     Eastman Chemical Company                            2.02        39     77.4500          3,021
  GEF     Greif, Inc.                                         1.99        65     45.9100          2,984
  PKG     Packaging Corporation of America                    1.97        27    109.0400          2,944
  STLD    Steel Dynamics, Inc.                                2.02        91     33.2100          3,022
         Utilities (12.05%)
  AVA     Avista Corporation                                  2.01        61     49.3000          3,007
  MDU     MDU Resources Group, Inc.                           2.02       102     29.6000          3,019
  NI      NiSource, Inc.                                      2.01       104     29.0400          3,020
  NWE     NorthWestern Corporation                            2.00        40     74.7000          2,988
  OGE     OGE Energy Corporation                              2.01        66     45.6400          3,012
  PNW     Pinnacle West Capital Corporation                   2.00        32     93.3400          2,987
         REAL ESTATE INVESTMENT TRUSTS (10.04%)
         Real Estate (10.04%)
  GLPI    Gaming and Leisure Properties, Inc. (8)             2.01        66     45.5500          3,006
  IRM     Iron Mountain, Inc. (8)                             2.01        96     31.3800          3,012
  OHI     Omega Healthcare Investors, Inc. (8)                1.99        69     43.2600          2,985
  RLJ     RLJ Lodging Trust (8)                               2.02       178     16.9800          3,022
  SHO     Sunstone Hotel Investors, Inc. (8)                  2.01       221     13.6000          3,006
                                                                                           -------------
                                                                                           $    149,669
                                                                                           =============

(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on January 17, 2020. All contracts for securities are expected to be settled by the initial settlement date for the purchase of units.

(2) Valuation of securities by the trustee was performed as of the Evaluation Time on January 17, 2020. For securities quoted on a national exchange, including the NASDAQ Stock Market, Inc., securities are generally valued at the closing sale price using the market value per share. For foreign securities traded on a foreign exchange, if any, securities are generally valued at the closing sale price on the applicable exchange converted into U.S. dollars. The trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(3)  There was a $0 loss to the sponsor on the Inception Date.


The following footnotes only apply when noted.

(4)  Non-income producing security.

(5) U.S.-listed foreign security based on the country of incorporation, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.

(6) American Depositary Receipt ("ADR")/Global Depositary Receipt ("GDR")/CHESS Depositary Interest ("CDI")/New York Registry Share.

(7) Foreign security listed on a foreign exchange, which may differ from the way the company is classified for investment purposes and portfolio diversification purposes.

(8)  Common stock of a real estate investment trust ("REIT").

(9)  Common stock of a master limited partnership ("MLP").


================================================================================
UNDERSTANDING YOUR INVESTMENTS

                                How to Buy Units

     You can buy units of your trust on any business day by contacting your financial professional. Public offering prices of units are available daily on the Internet at www.guggenheiminvestments.com. The unit price includes:

     o    the value of the securities,

     o    organization costs,

     o the maximum sales fee (which includes an initial sales fee, if applicable, a deferred sales fee and the creation and development fee), and

     o    cash and other net assets in the portfolio.

     We often refer to the purchase price of units as the "offer price" or the "Public Offering Price." We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

     Value of the Securities. The sponsor serves as the evaluator of your trust (the "evaluator"). We cause the trustee to determine the value of the securities as of the close of the New York Stock Exchange on each day that the exchange is open (the "Evaluation Time").

     Pricing the Securities. The value of securities is generally determined by using the last sale price for securities traded on a national or foreign securities exchange or the NASDAQ Stock Market. In some cases we will price a security based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a security is not principally traded on a national or foreign securities exchange or the NASDAQ Stock Market, or if the market quotes are unavailable or inappropriate.

     If applicable, the trustee or its designee will value foreign securities primarily traded on foreign exchanges at their fair value which may be other than their market prices if the market quotes are unavailable or inappropriate.

     The trustee determined the initial prices of the securities shown in "Trust Portfolio" for your trust in this prospectus. Such prices were determined as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

     Organization Costs. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees, the portfolio consulting fee, if applicable, and the initial fees and expenses of the trustee. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, at the discretion of the sponsor. Organization costs will not exceed the estimates set forth under "Fees and Expenses."


     Transactional Sales Fee. You pay a fee when you buy units. We refer to this fee as the "transactional sales fee." The transactional sales fee for a trust typically has only a deferred component of 1.35% of the Public Offering Price for the US High Dividend Trust and US SMID High Dividend Trust and 2.25% of the Public Offering Price for the SMID Strength Trust, based on a $10 unit. This percentage amount of the transactional sales fee is based on the unit price on the Inception Date. Because the transactional sales fee equals the difference between the maximum sales fee and the C&D Fee, the percentage and dollar amount of the transactional sales fee will vary as the unit price varies.


     The transactional sales fee does not include the C&D Fee which is described in "Fees and Expenses" in Part A of the prospectus and under "Expenses of the Trust" in Part B of the prospectus.


     Initial Sales Fee. On the date of deposit, the trusts do not charge an initial sales fee. However, you will be charged an initial sales fee if you purchase your units after the first deferred sales fee payment has been assessed or if the price you pay for your units exceeds $10 per unit. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales fee (1.85% of the Public Offering Price for the US High Dividend Trust and US SMID High Dividend Trust and 2.75% of the Public Offering Price for the SMID Strength Trust) and the sum of the maximum remaining deferred sales fee and the C&D Fee (initially $0.185 per unit for the US High Dividend Trust and US SMID High Dividend Trust and $0.275 per unit for the SMID Strength Trust). The dollar amount and percentage amount of the initial sales fee will vary over time.

     Deferred Sales Fee. We defer payment of the rest of the transactional sales fee through the deferred sales fee ($0.135 per unit for the US High Dividend Trust and US SMID High Dividend Trust and $0.225 per unit for the SMID Strength Trust). You pay any remaining deferred sales fee when you sell or redeem units. The trusts may sell securities to meet the trusts' obligations with respect to the deferred sales fee. Thus, no assurance can be given that a trust will retain its present size and composition for any length of time.


     In limited circumstances and only if deemed in the best interests of unitholders, the sponsor may delay the payment of the deferred sales fee from the dates listed under "Fees and Expenses."

     When you purchase units of your trust, if your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and the C&D Fee, the sponsor will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and the C&D Fee at the time you buy units by providing you with additional units.

     Advisory and Fee Accounts. We eliminate your transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed (a "Fee Account").

     This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount; however, we do not require that you buy units with these CUSIP numbers to qualify for the discount. If you purchase units with these special CUSIP numbers, you should be aware that you may have the distributions automatically reinvest into additional units of your trust or receive cash distributions. We reserve the right to limit or deny purchases of units not subject to the transactional sales fee by investors whose frequent trading activity we determine to be detrimental to your trust. We, as sponsor, will receive and you will pay the C&D Fee. See "Expenses of the Trust" in Part B of the prospectus for additional information.

     Employees. We do not charge the portion of the transactional sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children under the age of 21 living in the same household and parents) of Guggenheim Funds and its affiliates, or by employees of selling firms and their family members (spouses, children under the age of 21 living in the same household and parents). You pay only the portion of the fee that the sponsor retains. Such purchases are also subject to the C&D Fee. This discount applies during the initial offering period and in the secondary market. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

     Dividend Reinvestment Plan. We do not charge any transactional sales fee when you reinvest distributions from your trust into additional units of the trust. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

     See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for more information regarding buying units.


     How We Distribute Units. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. The distribution fee paid is 1.25% of the Public Offering Price per unit of the US High Dividend Trust and US SMID High Dividend Trust and 2.00% of the Public Offering Price per unit of the SMID Strength Trust.


     Eligible dealer firms and other selling agents that sell units of Guggenheim Funds unit trusts in the primary market are eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable trust's prospectus. For this volume concession, Guggenheim Investment Grade Corporate Trust 3-7 Year, Investment Grade Corporate Trust 3-7 Year, Guggenheim Investment Grade Corporate Trust 5-8 Year and Guggenheim Short Duration High Yield Trust are designated as "Fixed Income Trusts" and all other Guggenheim Funds unit trusts are designated as "Equity Trusts." Sales of Advisory Series:
Guggenheim Investment Grade Corporate Trust 3-7 Year and Advisory Series:
Investment Grade Corporate 3-7 Year Trust will not count toward this volume concession. Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of eligible Guggenheim Funds unit investment trusts in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

                Additional    Additional
                Concession   Concession for
Total Sales     for Equity   Fixed Income
(in millions)   Trust Units   Trust Units
------------------------------------------
$25 but less
  than $100       0.035%        0.035%
$100 but less
  than $150       0.050%        0.050%
$150 but less
  than $250       0.075%        0.075%
$250 but less
  than $1,000     0.100%        0.100%
$1,000 but less
  than $5,000     0.125%        0.100%
$5,000 but less
  than $7,500     0.150%        0.100%
$7,500 or more    0.175%        0.100%

     Dealer firms or other selling agents deemed to be an underwriter for a Fixed Income Trust will not be eligible to receive the above sales concession on the underwrittern units for that trust. However, Fixed Income Trust units sold in an underwriting will be included in the total sales calculation when determining the appropriate sales concession level for the dealer firm or other selling agent. Please see the respective Fixed Income Trust's prospectus for more information.

     Eligible unit trusts include Fixed Income Trusts and Equity Trusts sold in the primary market. Redemptions of units during the primary offering period will reduce the amount of units used to calculate the volume concessions. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales fee. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions.

     Guggenheim Funds reserves the right to modify or terminate the volume concession program at any time. The sponsor may also pay to certain dealers an administrative fee for information or service used in connection with the distribution of trust units. Such amounts will be in addition to any concessions received for the sale of units.

     In addition to the concessions described above, the sponsor may pay additional compensation out of its own assets to broker-dealers that meet certain sales targets and that have agreed to provide services relating to the trusts to their customers.

     Other Compensation and Benefits to Broker-Dealers. The sponsor, at its own expense and out of its own profits, may provide additional compensation and benefits to broker-dealers who sell shares of units of your trust and other Guggenheim products. This compensation is intended to result in additional sales of Guggenheim products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Guggenheim products by the intermediary or its agents, the placing of Guggenheim products on a preferred or recommended product list, access to an intermediary's personnel, and other factors.

     The sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the sponsor's products. The sponsor may make such payments to many intermediaries that sell Guggenheim products. The sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

     Payments of such additional compensation, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a Guggenheim product, including your trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

     We generally register units for sale in various states in the United States. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

     We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we lost the amounts set forth in your "Trust Portfolio" on the initial deposit of securities into your trust.

     See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for additional information.

                             How to Sell Your Units

     You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.guggenheiminvestments.com or through your financial professional. We often refer to the sale price of units as the "liquidation price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

     Until the end of the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs. If units of a trust are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected.

     Selling Units. We do not intend to but may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the Public Offering Price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

     Redeeming Units. You may also be able to redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. (For what constitutes a completed redemption request, see "Purchase, Redemption and Pricing of Units--Redemption" in Part B of the prospectus.) If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

     If you redeem your units, the trustee will generally send you a payment for your units no later than two business days after it receives all necessary documentation. At the sponsor's discretion, certain redemptions may be made by an in-kind distribution of the securities underlying the units in lieu of cash.

     You can generally request an in-kind distribution of the securities underlying your units if you own units worth at least $25,000 or you originally paid at least that amount for your units, and you have held your units through the end of the initial offering period. This option is generally available only for securities traded and held in the United States and is not available within 30 business days of a trust's termination. We may modify or discontinue this option at any time without notice.

     For more complete information regarding selling or redeeming your units, see "Purchase, Redemption and Pricing of Units" in Part B of the prospectus.

                                 Distributions

     Dividends. Your trust generally pays dividends from its net investment income, if any, along with any excess capital on each distribution date to unitholders of record on the preceding record date. You can elect to:

     o    reinvest distributions in additional units of your trust at no fee, or

     o    receive distributions in cash.

     You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units at their net asset value two business days prior to the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

     Distributions will be made from the Income and Capital Accounts on the distribution date provided the aggregate amount available for distribution equals at least 0.1% of the net asset value of your trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution equals or exceeds 0.1% of the net asset value of your trust.

     In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose security is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or default on interest payments, trust expenses change or as a result of changes in a trust's portfolio.

     Reinvest in Your Trust. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the "Investment Summary" section of this prospectus. You may also make or change your election by contacting your financial professional or the trustee. This reinvestment option may be subject to availability or limitation by the broker-dealer or selling firm. In certain circumstances, broker-dealers may suspend or terminate the offering of a reinvestment option at any time.

     Reports. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                                Investment Risks

     All investments involve risk. This section describes the main risks that can impact the value of the securities in your trust. You should understand these risks before you invest. You could lose some or all of your investment in your trust. Recently, equity markets have experienced significant volatility. If the value of the securities in your trust falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

     Market risk. Market risk is the risk that a particular security in your trust, the trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including:

     o    General securities markets movements;

     o    Changes in the financial condition of an issuer or a sector;

     o    Changes in perceptions about an issuer or a sector;

     o    Interest rates and inflation;

     o    Governmental policies and litigation; and

     o    Purchases and sales of securities by a trust.

     Even though we carefully supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

     Investment strategy risk. The trusts are exposed to additional risk due to their policy of investing in accordance with an investment strategy. Although each trust's investment strategy is designed to achieve the trust's investment objective, the strategy may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.


     Consumer products sector risk. The US SMID High Dividend Trust invests significantly in the consumer products sector. As a result, the factors that impact the consumer products sector will likely have a greater effect on this trust than on a more broadly diversified trust. General risks of companies in the consumer products sector include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased government regulation. Generally, spending on consumer products is affected by the health of consumers. Companies in the consumer products sector are subject to government regulation affecting the permissibility of using various food additives and production methods, which regulations could affect company profitability. Tobacco companies may be adversely affected by the adoption of proposed legislation and/or by litigation. Also, the success of foods and soft drinks may be strongly affected by fads, marketing campaigns and other factors affecting supply and demand. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

     Financial sector risk. The US SMID High Dividend Trust invests significantly and the SMID Strength Trust is concentrated in the financial sector. As a result, the factors that impact the financial sector will likely have a greater effect on these trusts than on a more broadly diversified trust. Companies in the financial sector are especially subject to the adverse effects of economic recession, decreases in the availability of capital, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. These industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.


     REIT risk. The trusts invest in REITs. A REIT is a company that buys, develops, finances and/or manages income-producing real estate. Such securities may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes and office buildings. The value of the real estate securities and the ability of such securities to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the global and local economic climate and real estate conditions; perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; the cost of complying with the Americans with Disabilities Act; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; the downturn in the subprime mortgage lending market in the United States; and other factors beyond the control of the issuer of the security.


     Foreign securities risk. The US High Dividend Trust and US SMID High Dividend Trust invest in U.S.-listed foreign securities. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad, the differences between the regulations to which U.S. and foreign issuers and markets are subject, the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability. Other risks include the following:


     o Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.

     o Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations.

     o    Foreign markets may be less liquid and more volatile than U.S.
          markets.

     o Foreign securities often trade in currencies other than the U.S. dollar. Changes in currency exchange rates may affect your trust's value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of your trust to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in your trust's foreign security holdings.

     o Future political and governmental restrictions which might adversely affect the payment or receipt of income on the foreign securities.

     Small-capitalization and/or mid-capitalization company risk. The trusts include securities issued by small-capitalization and/or mid-capitalization companies. These securities customarily involve more investment risk than large-capitalization companies. These additional risks are due in part to the following factors. Small-capitalization and mid-capitalization companies may:

     o    Have limited product lines, markets or financial resources;

     o Be new and developing companies which seek to develop and utilize new and/or emerging technologies. These technologies may be slow to develop or fail to develop altogether;

     o    Have less publicly available information;

     o    Lack management depth or experience;

     o    Be less liquid;

     o    Be more vulnerable to adverse general market or economic developments;
          and

     o Be dependent upon products that were recently brought to market or key personnel.


     Cybersecurity risk. The trusts may be susceptible to potential risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the sponsor of the trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by a trust through "hacking" or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of a trust's third-party service providers, or issuers in which the trust invests, can also subject the trust to many of the same risks associated with direct cybersecurity breaches. The sponsor of the trusts and third-party service providers have established risk management systems designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts will succeed, especially because the trusts do not directly control the cybersecurity systems of issuers or third-party service providers.


     Litigation and legislation risk. Your trust is also subject to litigation and legislation risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain issuers represented in the trusts. In addition, litigation regarding any of the issuers of the securities or of the sectors represented by these issuers, may raise potential bankruptcy concerns and may negatively impact the share prices of these securities. We cannot predict what impact any pending or threatened litigation or any bankruptcy concerns will have on the prices of the securities.

     Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

     Significant unitholders risk. There may be unitholders of a trust who hold a significant portion of a trust and, as result, a redemption by such significant holder may have a material impact on the size, expenses and viability of a trust.

     See "Risk Factors" in Part B of the prospectus for additional information.

                              How the Trust Works

     Your Trust. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created your trust under a trust agreement between Guggenheim Funds Distributors, LLC (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we deposited contracts to purchase securities with the trustee along with an irrevocable letter of credit or other consideration to pay for the securities. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

     Changing Your Portfolio. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed after its inception. Your trust will generally buy and sell securities:

     o    to pay expenses,

     o    to issue additional units or redeem units,

     o    in limited circumstances to protect a trust,

     o to avoid direct or indirect ownership of a passive foreign investment company,

     o to make required distributions or avoid imposition of taxes on a trust, or

     o    as permitted by a trust agreement.

     You will not be able to dispose of or vote any of the securities in your trust. As the holder of the securities, the trustee will vote the securities and will endeavor to vote the securities such that the securities are voted as closely as possible in the same manner and the same general proportion as are the securities held by owners other than your trust. However, the trustee may not be able to vote the securities in your trust that are traded on foreign exchanges.

     Your trust will generally reject any offer for securities or property other than cash in exchange for the securities in its portfolio. However, if a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, your trust may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. If your trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.

     We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. In certain cases, the trustee may need additional time to acquire the securities necessary to create units and consequently, your trust may not be fully invested at all times, which may impact a trust's performance. When your trust buys securities, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we, acting in an agency capacity, may direct that the trust places orders with and pays brokerage commissions to brokers that sell units or are affiliated with your trust. We will not select firms to handle these transactions on the basis of their sale of units of your trust or any other products sponsored by us. We cannot guarantee that your trust will keep its present size and composition for any length of time.

     Termination of Your Trust. Your trust will terminate no later than the termination date listed in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than $1 million or less than 40% of the value of the securities in the trust at the end of the initial offering period. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in other limited circumstances.

     The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                              General Information

     Guggenheim Funds. Guggenheim Funds Distributors, LLC specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. We operate as a subsidiary of Guggenheim Partners, LLC.

     During our history we have been active in public and corporate finance, have underwritten closed-end funds and have distributed bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at 227 W. Monroe Street, Chicago, Illinois 60606 or by using the contacts listed on the back cover of this prospectus. Guggenheim Funds personnel may from time to time maintain a position in certain securities held by your trust.

     Guggenheim Funds and your trust have adopted a code of ethics requiring Guggenheim Funds' employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

     The Trustee. The Bank of New York Mellon is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 2 Hanson Place, 12th Fl., Brooklyn, New York 11217. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying the sponsor and investors.

     See "Administration of the Trust" in Part B of the prospectus for additional information.

                                    Expenses

     Your trust will pay various expenses to conduct its operations. The "Investment Summary" section of this prospectus shows the estimated amount of these expenses.

     Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse the sponsor as supervisor and evaluator for providing portfolio supervisory services, evaluating your portfolio and performing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Guggenheim Funds unit investment trusts in any calendar year. In addition, the trustee may reimburse the sponsor out of its own assets for services performed by employees of the sponsor in connection with the operation of your trust. All of these fees may adjust for inflation without your approval.

     Your trust will pay a fee to the sponsor for creating and developing your trust, including determining the trust's objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" of $0.05 per unit from the assets of your trust as of the close of the initial public offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     Your trust will also pay its general operating expenses, including any licensing fees. Your trust may also pay expenses such as trustee expenses (including legal and auditing expenses), organization expenses, various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Guggenheim Funds, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee may sell securities to pay trust expenses.

     See "Expenses of the Trust" in Part B of the prospectus for additional information.

            Report of Independent Registered Public Accounting Firm

Sponsor and Unitholders


Guggenheim Defined Portfolios, Series 1977

Opinion on the financial statements

     We have audited the accompanying statements of financial condition, including the trust portfolio on pages 8, 9, 19, 20, 28 and 29 of Guggenheim Defined Portfolios, Series 1977 (the "Trust") as of January 21, 2020, the initial date of deposit, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of January 21, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

     These financial statements are the responsibility of Guggenheim Funds Distributors, LLC, the Sponsor. Our responsibility is to express an opinion on the Trust's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

     We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

     Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or irrevocable letter of credit deposited for the purchase of securities as shown in the statements of financial condition as of January 21, 2020 by correspondence with The Bank of New York Mellon, Trustee. We believe that our audits provide a reasonable basis for our opinion.

     /s/ Grant Thornton LLP

     We have served as the auditor of one or more of the unit investment trusts, sponsored by Guggenheim Funds Distributors, LLC and its predecessor since 2002.

Chicago, Illinois
January 21, 2020

Guggenheim Defined Portfolios, Series 1977

Statements of Financial Condition
as of the Inception Date, January 21, 2020
                                                                                         US SMID
                                                           SMID           US High         High
                                                         Strength        Dividend       Dividend
Investment in securities                                   Trust           Trust          Trust

Sponsor's contracts to purchase underlying securities
    backed by letter of credit (1)(2)                 $      150,233  $      150,525  $      149,669
                                                      --------------  --------------  --------------
                                                      $      150,233  $      150,525  $      149,669
                                                      ==============  ==============  ==============
Liabilities and interest of unitholders
Liabilities:
    Organization costs (3)                            $          384  $          648  $        1,197
    Creation and development fee (6)                             751             753             748
    Deferred sales fee (4)                                     3,380           2,032           2,021
                                                      --------------  --------------  --------------
                                                               4,515           3,433           3,966
                                                      --------------  --------------  --------------
Interest of unitholders:
    Cost to unitholders (5)                                  150,233         150,525         149,669
    Less: initial sales fee (4)                                   --              --              --
    Less: organization costs, C&D and deferred
          sales fees (3)(4)(5)(6)                              4,515           3,433           3,966
                                                      --------------  --------------  --------------
    Net interest of unitholders                              145,718         147,092         145,703
                                                      --------------  --------------  --------------
          Total                                       $      150,233  $      150,525  $      149,669
                                                      ==============  ==============  ==============
Number of units                                               15,023          15,053          14,967
                                                      ==============  ==============  ==============
Net Asset Value per Unit                              $        9.699  $        9.772  $        9.735
                                                      ==============  ==============  ==============


(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the trustee.


(2) A letter of credit has been deposited with The Bank of New York Mellon, trustee, covering the funds (aggregating $150,233, $150,525 and $149,669 per trust) necessary for the purchase of the securities in the SMID Strength Trust, the US High Dividend Trust and the US SMID High Dividend Trust, respectively, represented by purchase contracts.

(3) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing your trusts. These costs have been estimated at $2.558, $4.306 and $8.00 per 100 units of the SMID Strength Trust, the US High Dividend Trust and the US SMID High Dividend Trust, respectively. A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor) to an account maintained by the trustee from which this obligation of the investors will be satisfied. Organization costs will not be assessed to units that are redeemed prior to the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor). To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be deducted from the assets of each trust.

(4) The aggregate cost to unitholders includes a maximum sales fee, which consists of an initial sales fee, if applicable, a deferred sales fee and a creation and development fee. If units are purchased after the first deferred sales fee has been assessed or if the price you pay for your units exceeds $10 per unit, an initial sales fee is charged, which is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee. On the Inception Date, the maximum sales fee is 1.85% of the Public Offering Price for the US High Dividend Trust and US SMID High Dividend Trust and 2.75% of the Public Offering Price for the SMID Strength Trust (equivalent to 1.85% of the net amount invested for the US High Dividend Trust and US SMID High Dividend Trust and 2.75% of the net amount invested for the SMID Strength Trust). The deferred sales fee is equal to $0.135 per unit for the US High Dividend Trust and US SMID High Dividend Trust and $0.225 per unit for the SMID Strength Trust.


(5) The aggregate cost to investors includes the applicable sales fee, assuming no reduction of sales fees.

(6) Each trust is committed to pay a creation and development fee of $5.00 per 100 units at the close of the initial public offering period. The creation and development fee will not be assessed to units that are redeemed prior to the close of the initial offering period.


                         GUGGENHEIM DEFINED PORTFOLIOS

                        GUGGENHEIM PORTFOLIO PROSPECTUS


                         PART B DATED JANUARY 21, 2020


     The prospectus for a Guggenheim Defined Portfolio (a "trust") is divided into two parts. Part A of the prospectus relates exclusively to a particular trust or trusts and provides specific information regarding each trust's portfolio, strategies, investment objectives, expenses, financial highlights, income and capital distributions, hypothetical performance information, risk factors and optional features. Part B of the prospectus provides more general information regarding the Guggenheim Defined Portfolios. You should read both parts of the prospectus and retain them for future reference. Except as provided in Part A of the prospectus, the information contained in this Part B will apply to each trust.


                                    Contents

              General Information                              2
              Investment Policies                              2
              Risk Factors                                     3
              Administration of the Trust                     16
              Expenses of the Trust                           22
              Portfolio Transactions and Brokerage Allocation 24
              Purchase, Redemption and Pricing of Units       24
              Taxes                                           28
              Experts                                         32



General Information

     Each trust is one of a series of separate unit investment trusts created under the name Guggenheim Defined Portfolios and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Guggenheim Funds Distributors, LLC (as sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

     When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. After your trust is created, the sponsor may deposit additional securities in the trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts which will seek to replicate, as closely as practicable, the portfolio immediately prior to such deposits. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay the associated brokerage fees.

     A trust consists of (i) the securities listed under "Trust Portfolio" in the prospectus as may continue to be held from time to time in the trust; (ii) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement; and (iii) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

Investment Policies

     The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     Unitholders will not be able to dispose of or vote any of the securities in a trust. As the holder of the securities, the trustee will vote the securities and will endeavor to vote the securities such that the securities are voted as closely as possible in the same manner and the same general proportion as are the securities held by owners other than such trust. However, the trustee may not be able to vote the securities in a trust that are traded on foreign exchanges.

     The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations, the issuer having qualified as a passive foreign investment company under the Internal Revenue Code or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the sponsor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor. Proceeds from the sale of securities (or any securities or other property received by the trust in exchange for securities) are credited to the Capital Account for distribution to unitholders or to meet redemptions.

     Except as stated in the trust agreement, or in the prospectus, the acquisition by the trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities, designated by the sponsor, from the trust for the purpose of redeeming units of a trust tendered for redemption and the payment of expenses and for such other purposes as permitted under the trust agreement.

     Notwithstanding the foregoing, the trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities from a trust for limited purposes, including redeeming units tendered for redemption and the payment of expenses.

Risk Factors

     Stocks. An investment in units of a trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus, in the value of the units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. You could lose some or all of your investment in the trust. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

     Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by a trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the securities in a portfolio thus may be expected to fluctuate over the entire life of a trust to values higher or lower than those prevailing at the time of purchase.

     The sponsor's buying and selling of the securities, especially during the initial offering of units of the trust or to satisfy redemptions of units may impact upon the value of the underlying securities and the units. The publication of the list of the securities selected for the trust may also cause increased buying activity in certain of the stocks comprising the portfolio. After such announcement, investment advisory and brokerage clients of the sponsor and its affiliates may purchase individual securities appearing on the list during the course of the initial offering period or may purchase warrants issued by the sponsor or its affiliates which are based on the performance of the securities on the list. The sponsor or its affiliates may also purchase securities as a hedge against its risk on the warrants (although generally the sponsor and its affiliates will not purchase securities for their own account until after the trust portfolio has been acquired). Such buying activity in the stock of these companies or issuance of the warrants prior to the purchase of the securities by the trust may cause the trust to purchase stocks at a higher price than those buyers who effect purchases by the trust.

     Fixed Portfolio. Investors should be aware that the trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that the trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in the trust may also be owned by other clients of the sponsor. However, because these clients may have differing investment objectives, the sponsor may sell certain securities from those accounts in instances where a sale by the trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the sponsor may instruct the trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated and the sponsor may instruct the trustee to sell securities under certain limited circumstances, securities will not be sold by the trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the trust. The prices of single shares of each of the securities in the trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

     Closed-End Fund Risks. If set forth in Part A of the prospectus, a trust may invest in the common stock of closed-end funds ("Closed-End Funds"). Closed-End Funds are actively managed investment companies which invest in various types of securities. Closed-End Funds issue shares of common stock that are traded on a securities exchange. Closed-End Funds are subject to various risks, including management's ability to meet the Closed-End Fund's investment objective, and to manage the Closed-End Fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding Closed-End Funds or their underlying investments change.

     Shares of Closed-End Funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of Closed-End Fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Certain of the Closed-End Funds included in a trust may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of a Closed-End Fund, this leverage also subjects the Closed-End Fund to increased risks, including the likelihood of increased volatility and the possibility that the Closed-End Fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowing rises.

     Exchange-Traded Fund Risks. If set forth in Part A of the prospectus, a trust may invest in the common stock of exchange-traded funds ("ETFs"). ETFs are investment pools that hold other securities. ETFs are either open-end management investment companies or unit investment trusts registered under the Investment Company Act of 1940. Unlike typical open-end funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. In addition, securities exchanges list ETF shares for trading, which allows investors to purchase and sell individual ETF shares at current market prices throughout the day. ETFs therefore possess characteristics of traditional open-end funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable. ETFs are subject to various risks, including management's ability to meet the fund's investment objective. The underlying ETF has management and operating expenses. You will bear not only your share of the trust's expenses, but also the expenses of the underlying ETF. By investing in an ETF, the trust incurs greater expenses than you would incur if you invested directly in the ETF.

     Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Market Discounts or Premiums. Certain of the securities may have been deposited at a market discount or premium principally because their dividend rates are lower or higher than prevailing rates on comparable securities. The current returns of market discount securities are lower than comparably rated securities selling at par because discount securities tend to increase in market value as they approach maturity. The current returns of market premium securities are higher than comparably rated securities selling at par because premium securities tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium security will result in a reduction in yield to the trust. Market premium or discount attributable to dividend rate changes does not indicate market confidence or lack of confidence in the issue.

     Liquidity. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, a trust is restricted under the Investment Company Act of 1940 from selling securities to the sponsor. The price at which the securities may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the securities are limited or absent.

     Additional Deposits. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

     Some of the securities may have limited trading volume. The trustee, with directions from the sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the trusts' failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the inception date) and cannot be invested in one or more stocks, at what the sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the trust, the sponsor reserves the right to sell securities over a period of up to nine business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

     Litigation and Legislation. At any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the securities in a trust or the issuers of the securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the trust or will not impair the ability of issuers to achieve their business goals.

     Financial Sector Risks. If set forth in Part A of the prospectus, certain of the issuers of securities in a trust may be involved in the financial sector. An investment in units of a trust containing securities of such issuers should be made with an understanding of the problems and risks inherent in the financial sector in general.

     Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Banks and thrifts traditionally receive a significant portion of their revenues from consumer mortgage fee income as a result of activity in mortgage and refinance markets.

     Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

     The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in the recent past.

     The Securities and Exchange Commission and the Financial Accounting Standards Board ("FASB") require the expanded use of market value accounting by banks and have imposed rules requiring mark-to-market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Accounting Standards Codification 820, "Fair Value Measurements and Disclosures" changed the requirements of mark-to-market accounting and determining fair value when the volume and level of activity for the asset or liability has significantly decreased. These changes and other potential changes in financial accounting rules and valuation techniques may have a significant impact on the banking and financial services industries in terms of accurately pricing assets or liabilities. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the securities in a trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or change the dollar amount or number of deposits insured for any depositor. On October 3, 2008, EESA increased the maximum amount of federal deposit insurance coverage payable as to any certificate of deposit from $100,000 to $250,000 per depositor. The impact of this reform is unknown and could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. The sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a trust's portfolio.

     The Federal Bank Holding Company Act of 1956 ("BHC Act") generally prohibits a bank holding company from (i) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company; (ii) acquiring control of a bank or another bank holding company; (iii) acquiring all or substantially all the assets of a bank; or (iv) merging or consolidating with another bank holding company, without first obtaining FRB approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

     The FRB has issued a policy statement on the payment of cash dividends by bank holding companies in which the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The sponsor makes no prediction as to the effect, if any, such laws will have on the securities in a trust or whether such approvals, if necessary, will be obtained.

     Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Negative economic events in the credit markets have led some firms to declare bankruptcy, forced short-notice sales to competing firms, or required government intervention by the FDIC or through an infusions of Troubled Asset Relief Program funds. Consolidation in the industry and the volatility in the stock market have negatively impacted investors.

     Additionally, government intervention has required many financial institutions to become bank holding companies under the BHC Act. Under the system of functional regulation established under the BHC Act, the FRB supervises bank holding companies as an umbrella regulator. The BHC Act and regulations generally restrict bank holding companies from engaging in business activities other than the business of banking and certain closely related activities. The FRB and FDIC have also issued substantial risk-based and leverage capital guidelines applicable to U.S. banking organizations. The guidelines define a three-tier framework, requiring depository institutions to maintain certain leverage ratios depending on the type of assets held. If any depository institution controlled by a financial or bank holding company ceases to meet capital or management standards, the FRB may impose corrective capital and/or managerial requirements on the company and place limitations on its ability to conduct broader financial activities. Furthermore, proposed legislation will allow the Treasury and the FDIC to create a resolution regime to "take over" bank and financial holding companies. The "taking over" would be based on whether the firm is in default or in danger of defaulting and whether such a default would have a serious adverse effect on the financial system or the economy. This mechanism would only be used by the government in exceptional circumstances to mitigate these effects. This type of intervention has unknown risks and costs associated with it, which may cause unforeseeable harm in the industry.

     Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multi-line insurance companies. Interest rate levels, general economic conditions and price and marketing competition affect insurance company profits. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

     In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and (viii) the uncertainty involved in estimating the availability of reinsurance and the collectability of reinsurance recoverables. This enhanced oversight into the insurance industry may pose unknown risks to the sector as a whole.

     The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

     All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

     Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRPs"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws" or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

     While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

     Major determinants of future earnings of companies in the financial services sector are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the securities included in the trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

     Foreign Securities Risk. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in foreign issuers, and therefore, an investment in such a trust involves some investment risks that are different in some respects from an investment in a trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries' securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the securities included in the trust, the sponsor believes that adequate information will be available to allow the sponsor to provide portfolio surveillance.

     Certain of the securities in the trust may be in ADR or GDR form. ADRs, American Depositary Receipts and GDRs, Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Receipts and Global Depositary Receipts (collectively, the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.

     Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

     For the securities that are Depositary Receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into United States dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

     Preferred Stock Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in preferred stock. If this is the case, an investment in units should be made with an understanding of the risks which an investment in preferred stocks entails, including the risk that the financial condition of the issuers of the securities or the general condition of the preferred stock market may worsen, and the value of the preferred stocks and therefore the value of the units may decline. Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to congressional reductions in the dividends-received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction. Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the securities may be expected to fluctuate over the life of the trust to values higher or lower than those prevailing on the initial date of deposit.

     Hybrid Preferred Securities Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in hybrid preferred securities. Holders of hybrid preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. Hybrid preferred securities are preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities issued by corporations, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation. Certain hybrid securities mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time. Unlike preferred stocks, distributions on the hybrid preferred securities are generally treated as interest rather than dividends for federal income tax purposes. Unlike most preferred stocks, distributions received from hybrid preferred securities are generally not eligible for the dividends-received deduction. Certain of the risks unique to certain hybrid preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments and if such election is made, distributions will not be made on the hybrid preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the hybrid preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) hybrid preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the hybrid preferred securities, is dependent on the financial condition of the issuing corporation.

     Convertible Securities Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in convertible securities.

     Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security's conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

     Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

     Senior Loan Risks. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust, may invest in senior loans.

     Senior loans in which a Closed-End Fund or an ETF may invest:

     o    generally are of below investment-grade or "junk" credit quality;

     o    may be unrated at the time of investment;

     o generally are not registered with the SEC or any state securities commission; and

     o    generally are not listed on any securities exchange.

     The amount of public information available on senior loans generally will be less extensive than that available for other types of assets.

     No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans has developed over the past several years. Senior loans are thus relatively illiquid. Liquidity relates to the ability of a Closed-End Fund or an ETF to sell an investment in a timely manner at a price approximately equal to its value on the Closed-End Fund's or the ETF's books. The illiquidity of senior loans may impair a Closed-End Fund's or an ETF's ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by a large number of financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in the trusts' net asset value.

     If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment by the Closed-End Funds or the ETFs may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. If a Closed-End Fund or an ETF attempts to sell a senior loan at a time when a financial institution is engaging in such a sale, the price a Closed-End Fund or an ETF could get for the senior loan may be adversely affected.

     Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a Closed-End Fund or an ETF, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

     Floating-Rate Securities Risk. If set forth in Part A of the prospectus, a trust, or issuers of securities held by a trust may invest in floating-rate securities. Certain Closed-End Funds or ETFs held by the trust may invest in securities that are structured as floating-rate instruments in which the interest rate payable on the obligations fluctuates on a periodic basis based upon changes in a base lending rate. As a result, the yield on these securities will generally decline in a falling interest rate environment, causing the Closed-End Funds or the ETFs to experience a reduction in the income they receive from these securities. A sudden and significant increase in market interest rates may increase the risk of payment defaults and cause a decline in the value of these investments and the value of the Closed-End Funds or the ETFs held by the trust.

     Small-Capitalization and Mid-Capitalization Stocks Risk. If set forth in Part A of the prospectus, a trust may invest in small-capitalization or mid-capitalization stocks. Investing in small-capitalization stocks or mid-capitalization stocks may involve greater risk than investing in large-capitalization stocks, since they can be subject to more abrupt or erratic price movements. Many small market capitalization companies ("Small-Cap Companies") or middle market capitalization companies ("Mid-Cap Companies") will have had their securities publicly traded, if at all, for only a short period of time and will not have had the opportunity to establish a reliable trading pattern through economic cycles. The price volatility of Small-Cap Companies and Mid-Cap Companies is relatively higher than larger, older and more mature companies. The greater price volatility of Small-Cap Companies and Mid-Cap Companies may result from the fact that there may be less market liquidity, less information publicly available or fewer investors who monitor the activities of these companies. In addition, the market prices of these securities may exhibit more sensitivity to changes in industry or general economic conditions. Some Small-Cap Companies or Mid-Cap Companies will not have been in existence long enough to experience economic cycles or to demonstrate whether they are sufficiently well managed to survive downturns or inflationary periods. Further, a variety of factors may affect the success of a company's business beyond the ability of its management to prepare or compensate for them, including domestic and international political developments, government trade and fiscal policies, patterns of trade and war or other military conflict which may affect industries or markets or the economy generally.

Administration of the Trust

     Distributions to Unitholders. Income received by a trust is credited by the trustee to the Income Account of the trust. Other receipts are credited to the Capital Account of a trust. Income received by a trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. However, if set forth in Part A of the prospectus that the trust will prorate distributions on an annual basis ("Income Averaging"), then income received by the trust will be distributed on a prorated basis of one-twelfth of the estimated annual income to the trust for the ensuing 12 months. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. However, if the trust uses Income Averaging, the trust prorates the income distribution on an annual basis and annual income distributions are expected to vary from year to year. If the amount on deposit in the Income Account is insufficient for payment of the amount of income to be distributed on a monthly basis, the trustee shall advance out of its own funds and cause to be deposited in and credited to such Income Account such amount as may be required to permit payment of the monthly income distribution. The trustee shall be entitled to be reimbursed by the trust, without interest, out of income received by the trust subsequent to the date of such advance and subject to the condition that any such reimbursement shall be made only if it will not reduce the funds in or available for the Income Account to an amount less than required for the next ensuing distribution. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of a trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     Distribution Reinvestment. Unitholders may elect to have distributions of capital (including capital gains) or dividends, if any, or both automatically invested into additional units of their trust without a sales fee.

     Your trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you elect to have distributions on your units reinvested into additional units of your trust, you will be credited the amount of any remaining deferred sales charge on such additional units at the time of reinvestment.

     Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

     The Program Agent is The Bank of New York Mellon. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York Mellon at its Unit Investment Trust Division office.

     Statements to Unitholders. With each distribution, the trustee will furnish to each registered holder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust will not be audited annually unless the sponsor determines that such an audit would be in the best interest of the unitholders of the trust. If an audit is conducted, it will be done at the related trust's expense, by independent public accountants designated by the sponsor. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, generally setting forth for the trust:

(A)  As to the Income Account:

     (1)  Income received;

     (2) Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and

     (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

(B)  As to the Capital Account:

     (1) The dates of disposition of any securities and the net proceeds received therefrom;

     (2) Deductions for payment of applicable taxes and fees and expenses of the trust; and

     (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

(C)  The following information:

     (1) A list of the securities as of the last business day of such calendar year;

     (2) The number of units outstanding on the last business day of such calendar year;

     (3) The redemption price based on the last evaluation made during such calendar year; and

     (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

     Rights of Unitholders. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

     Amendment and Termination. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (ii) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; (iii) to make such provisions as shall not materially adversely affect the interests of the unitholders; or (iv) to make such other amendments as may be necessary for a trust to qualify as a regulated investment company, in the case of a trust which has elected to qualify as such. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder, to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust or to adversely affect the characterization of a trust as a regulated investment company for federal income tax purposes, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

     The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in Part A of the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus, the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

     Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The trustee will attempt to sell the securities as quickly as it can during the termination proceedings without, in its judgment, materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of certain trusts at approximately one year after the inception date of such trusts. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     The Trustee. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its Unit Investment Trust Division offices at 2 Hanson Place, 12th Fl., Brooklyn, New York 11217, telephone 1-800-701-8178. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

     Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     The Sponsor. Guggenheim Funds Distributors, LLC specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. Guggenheim Funds Distributors, LLC was created as Ranson & Associates, Inc. in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Guggenheim Funds Distributors, LLC is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York Mellon, the trustee. In November 2001, the sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. On October 14, 2009, Guggenheim Partners, LLC acquired Claymore Securities, Inc. Since the finalization of the acquisition, Claymore Securities, Inc. has been operating as a subsidiary of Guggenheim Partners, LLC. On September 27, 2010, Claymore Securities, Inc. officially changed its name to Guggenheim Funds Distributors, LLC.

     Guggenheim Funds Distributors, LLC has been active in public and corporate finance, has underwritten closed-end funds and has sold bonds, mutual funds, closed-end funds, exchange-traded funds, structured products and unit investment trusts and maintained secondary market activities relating thereto. At present, Guggenheim Funds Distributors, LLC which is a member of the Financial Industry Regulatory Authority (FINRA), is the sponsor to each of the above-named unit investment trusts. The sponsor's office is located at 227 W. Monroe Street, Chicago, Illinois 60606.

     If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (i) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission; (ii) terminate the trust agreement and liquidate any trust as provided therein; or (iii) continue to act as trustee without terminating the trust agreement.

     The Supervisor and the Evaluator. Guggenheim Funds Distributors, LLC, the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder. As evaluator, Guggenheim Funds Distributors, LLC utilizes the trustee to perform certain evaluation services.

     Limitations on Liability. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     The unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

Expenses of the Trust

     The sponsor does not charge a trust an annual advisory fee. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust. The sponsor and/or its affiliates do, also, receive an annual fee as set forth in Part A of the prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the trust (the "Sponsor's Supervisory Fee"). In providing such supervisory services, the sponsor may purchase research from a variety of sources, which may include dealers of the trusts. If so provided in Part A of the prospectus, the sponsor may also receive an annual fee for providing bookkeeping and administrative services for a trust (the "Bookkeeping and Administrative Fee"). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the evaluator may also receive an annual fee for performing evaluation services for the trusts (the "Evaluator's Fee"). In addition, if so provided in Part A of the prospectus, a trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. The trust will bear all operating expenses. Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the trust in purchasing and selling securities.

     The trustee receives for its services that fee set forth in Part A of the prospectus. The trustee's fee, which is paid monthly, is based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The Sponsor's Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator's Fee are paid monthly and are based on the largest number of units of a trust outstanding at any time during the primary offering period. After the primary offering period, these fees shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which a fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds. In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent" since the establishment of the trust. In addition, with respect to any fees payable to the sponsor or an affiliate of the sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Guggenheim Funds Distributors, LLC is the sponsor in any calendar year exceed the actual cost to the sponsor or its affiliates of supplying such services, in the aggregate, in such year. In addition, the trustee may reimburse the sponsor out of its own assets for services performed by employees of the sponsor in connection with the operation of your trust.

     The trust will also pay a fee to the sponsor for creating and developing the trust, including determining the trust's objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" as a fixed dollar amount at the close of the initial offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

     The following additional charges are or may be incurred by the trust: (i) fees for the trustee's extraordinary services; (ii) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (iii) various governmental charges; (iv) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (v) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from gross negligence, bad faith or willful misconduct on its part; (vi) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the trust agreement; (vii) any offering costs incurred after the end of the initial offering period; and (viii) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the trust.

     The trust shall also bear the expenses associated with updating the trust's registration statement and maintaining registration or qualification of the units and/or a trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor.

Portfolio Transactions and Brokerage Allocation

     When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units.

Purchase, Redemption and Pricing of Units

     Public Offering Price. Units of a trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the trust and includes the initial sales fee, if applicable, plus a pro rata share of any accumulated amounts in the accounts of the trust). The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D Fee"). The maximum sales fee is set forth in Part A of the prospectus. The deferred sales fee and the C&D Fee will be collected as described in this prospectus. Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the C&D Fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust ("organization costs"). These organization costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees, fees paid to a portfolio consultant for assisting the sponsor in selecting the trust's portfolio, and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, at the discretion of the sponsor. As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders properly received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

     The value of the securities is determined on each business day by the evaluator based on the closing sale prices on a national securities exchange or the NASDAQ National Market System or by taking into account the same factors referred to under "Computation of Redemption Price."

     Public Distribution of Units. During the initial offering period, units of a trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

     The sponsor intends to qualify units of a trust for sale in a number of states. Units will be sold through dealers who are members of FINRA and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

     The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

     Sponsor Profits. The sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a trust described in the prospectus. In addition, the sponsor may realize a profit (or sustain a loss) as of the date a trust is created resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. Thereafter, on subsequent deposits the sponsor may realize profits or sustain losses from such deposits. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the trust.

     Market for Units. After the initial offering period, the sponsor may maintain a market for units of a trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

     Redemption. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

     Redemption shall be made by the trustee no later than the second business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

     Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

     Unitholders tendering units for redemption may request an in-kind distribution (a "Distribution In Kind") from the trustee in lieu of cash redemption. A unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (i) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the units being tendered; and (ii) the unitholder has elected to redeem at least thirty business days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in-kind redemption option may be terminated by the sponsor at any time. The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

     Unitholders of a trust that holds closed-end funds or other investment company securities who request a Distribution In Kind will be subject to any 12b-1 Fees or other service or distribution fees applicable to the underlying securities.

     The right of redemption may be suspended and payment postponed for more than two business days following the day on which tender for redemption is made
(i) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (ii) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (iii) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

     Computation of Redemption Price. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a trust. The redemption price per unit is the pro rata share of each unit in a trust determined generally on the basis of (i) the cash on hand in the trust or moneys in the process of being collected; and (ii) the value of the securities in the trust less (a) amounts representing taxes or other governmental charges payable out of the trust, (b) any amount owing to the trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The evaluator may determine the value of the securities in the trust in the following manner: if the securities are listed on a national or foreign securities exchange or the NASDAQ National Market System, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange or NASDAQ National Market System which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (offer prices for primary market purchases) of the securities. Securities not listed on the New York Stock Exchange but principally traded on the NASDAQ National Market System will be valued at the NASDAQ National Market System's official closing price. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the evaluator deems appropriate: (i) on the basis of the current bid price (offer prices for primary market purchases) for comparable securities (unless the evaluator deems such price inappropriate as a basis for evaluation); (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal; or (iii) by any combination of the above. Notwithstanding the foregoing, the evaluator or its designee, will generally value foreign securities primarily traded on foreign exchanges at their fair value which may be other than their market price. If the trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security is based upon U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the evaluator deems such prices inappropriate as a basis for valuation).

     Retirement Plans. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts to 1 unit. Fees and charges with respect to such plans may vary.

     Ownership of Units. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form at Depository Trust Company ("DTC") through an investor's brokers' account. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book entry form through DTC. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Record holders must sign such written request exactly as their names appear on the records of the trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the trustee.

     Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

Taxes

     This section summarizes some of the main U.S. federal income tax consequences of owning units of a trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice and opinion of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

     Assets of the Trusts. The trusts are expected to hold one or more of the following: (i) shares of stock in corporations (the "Stocks") that are treated as equity for federal income tax purposes; and (ii) equity interests (the "REIT Shares") in real estate investment trusts ("REITs") that constitute interests in entities treated as real estate investment trusts for federal income tax purposes.

     It is possible that a trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by a trust constitute the "Trust Assets." Neither our counsel nor we have analyzed the proper federal income tax treatment of the Trust Assets and thus neither our counsel nor we have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

     Trust Status. If your trust is at all times operated in accordance with the documents establishing the trust and certain requirements of federal income tax law are met, the trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or trust expenses.

     Income from a trust may also be subject to a 3.8% "Medicare tax". This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

     Your Tax Basis and Income or Loss Upon Disposition. If your trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, or in the case of certain distributions with respect to REIT Shares that represent a return of capital).

     If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury.

     Capital gains may also be subject to the "Medicare tax" described above.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.


     An election may be available to you to defer recognition of the gain attributable to a capital gain recognized if you make certain qualifying investments within a limited time. You should talk to your tax advisor about the availability of this deferral election and its requirements.


     Dividends from Stocks. Certain dividends received with respect to the Stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied.

     Dividends from REIT Shares. Some dividends on the REIT Shares may be designated by the REIT as "capital gain dividends," generally taxable to you as long-term capital gains. If you hold a unit for six months or less or if your trust holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such REIT Share. Distributions of income or capital gains declared on the REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January. Other dividends on the REIT Shares will generally be taxable to you as ordinary income, although in limited circumstances, some of the ordinary income dividends from a REIT may also qualify to be taxed at the same rates that apply to net capital gains (as discussed above), provided certain holding period requirements are satisfied. Some dividends on the REIT Shares may be eligible for a deduction for qualified business income.

     Dividends Received Deduction. A corporation that owns units will generally not be entitled to the dividends received deduction with respect to many dividends received by your trust, because the dividends received deduction is generally not available for dividends from most foreign corporations or from REITs.

     In-Kind Distributions. Under certain circumstances as described in this prospectus, you may request an in-kind distribution of Trust Assets when you redeem your units at any time prior to 30 business days before your trust's termination. However, this ability to request an in-kind distribution will terminate at any time that the number of outstanding units has been reduced to 10% or less of the highest number of units issued by the trust. By electing to receive an in-kind distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

     Treatment of Trust Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your trust's income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by your trust to the same extent as if you directly paid the expense. However, you may not be able to deduct some or all of these expenses.

     Foreign Investors, Taxes and Investments. Distributions by your trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your trust or on any gain from the sale or redemption of your units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. Distributions to, and the gross proceeds from dispositions of units by, (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners, may be subject to a U.S. withholding tax of 30%. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

     Some distributions by your trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

     If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a "CFC"). If you own 10% or more of a CFC (through your trust and in combination with your other investments), or possibly if the trust owns 10% or more of a CFC, you will be required to include certain types of the CFC's income in your taxable income for federal income tax purposes whether or not such income is distributed to your trust or to you.

     A foreign corporation will generally be treated as a passive foreign investment company (a "PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If your trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to your trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs are not eligible to be taxed at the net capital gains tax rate.

     New York Tax Status. Under the existing income tax laws of the State and City of New York, your trust will not be taxed as a corporation subject to the New York state franchise tax or the New York City general corporation tax. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

Experts

     Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trusts and has passed upon the legality of the units.

     Independent Registered Public Accounting Firm. The statements of financial condition, including the Trust Portfolios, appearing herein, have been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

                         GUGGENHEIM DEFINED PORTFOLIOS

                     GUGGENHEIM PORTFOLIO PROSPECTUS-PART B


                                JANUARY 21, 2020


Where to Learn More
You can contact us for free information about this and other investments.

Visit us on the Internet
http://www.guggenheiminvestments.com

Call Guggenheim Funds
(800) 345-7999
Pricing Line (888) 248-4954

Call The Bank of New York Mellon
(800) 701-8178 (investors)
(800) 647-3383 (brokers)

Additional Information

     This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain a copy of this information (a duplication fee may be required):

E mail: publicinfo@sec.gov
Write:  Public Reference Room
        Washington, D.C. 20549-0102
Visit:  http://www.sec.gov (EDGAR Database)
Call: 1-202-942-8090 (only for information on the operation of the Public Reference Room)

     When units of the trusts are no longer available, we may use this prospectus as a preliminary prospectus for future trusts. In this case you should note that:

     The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

Contents

Investment Summary

2 Overview

SMid Dividend Strength Portfolio, Series 13

A concise description of essential information about the portfolio.

2   Investment Objective                    4        Principal Risks
2   Principal Investment Strategy           5        Who Should Invest
2   Security Selection                      6        Fees and Expenses
3   Future Trusts                           7        Example
3   Essential Information                   8        Trust Portfolio
3   Portfolio Diversification

US High Dividend Strategy Portfolio, Series 35

A concise description of essential information about the portfolio.

10  Investment Objective                    15       Principal Risks
10  Principal Investment Strategy           16       Who Should Invest
10  Security Selection                      17       Fees and Expenses
12  Future Trusts                           18       Example
12  Hypothetical Performance Information    19       Trust Portfolio
15  Essential Information
15  Portfolio Diversification

US SMID High Dividend Portfolio, Series 35

A concise description of essential information about the portfolio.

21  Investment Objective                    24       Principal Risks
21  Principal Investment Strategy           26       Who Should Invest
21  Security Selection                      26       Fees and Expenses
23  Future Trusts                           27       Example
24  Essential Information                   28       Trust Portfolio
24  Portfolio Diversification

Understanding Your Investments

Detailed information to help you understand your investment.

30  How to Buy Units                        40       General Information
34  How to Sell Your Units                  41       Expenses
35  Distributions                           43       Report of Independent Registered Public
36  Investment Risks                                   Accounting Firm
39  How the Trust Works                     44       Statements of Financial Condition


For the Table of Contents of Part B, see Part B of the prospectus.

Where to Learn More
You can contact us for            Visit us on the Internet
free information about            Guggenheiminvestments.com
these investments.                Call Guggenheim Investments
                                  800 345 7999 / Pricing line 800 248 4954
                                  Call The Bank of New York Mellon
                                  800 701 8178 Investors / 800 647 3383 Brokers

Additional Information

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

E-mail:                publicinfo@sec.gov
Write:                 Public Reference Room, Washington, D.C. 20549-0102
Visit:                 sec.gov (EDGAR Database)
Call:                  202 942 8090 (only for information on the operation
                       of the Public Reference Room)


Refer to:              Guggenheim Defined Portfolios, Series 1977
                       Securities Act file number: 333-235266
                       Investment Company Act file number: 811-03763


When units of the trusts are no longer available, we may use this prospectus as a preliminary prospectus for future trusts.

The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

GUGGENHEIM LOGO

Unit Investment Trusts


01.21.2020

Guggenheim Defined Portfolios, Series 1977 Prospectus

SMid Dividend Strength Portfolio, Series 13

US High Dividend Strategy Portfolio, Series 35

US SMID High Dividend Portfolio, Series 35


GuggenheimInvestments.com



                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       CONTENTS OF REGISTRATION STATEMENT

     A.   Bonding Arrangements of Depositor:

     The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

                        INSURER/POLICY NO.                           AMOUNT

                 National Union Fire Insurance
                 Company of Pittsburgh,                            $4,000,000
                 Pennsylvania
                 5692790


     B. This amendment to the Registration Statement comprises the following papers and documents:

                                The facing sheet

                                 The Prospectus

                                 The signatures

           Consents of Independent Registered Public Accounting Firm
                            and Counsel as indicated

                   Exhibits as listed on the List of Exhibits

                                   SIGNATURES

     The Registrant, Guggenheim Defined Portfolios, Series 1977 hereby identifies Guggenheim Defined Portfolios, Series 1971, Guggenheim Defined Portfolios, Series 1965, Guggenheim Defined Portfolios, Series 1961, Guggenheim Defined Portfolios, Series 1956, Guggenheim Defined Portfolios, Series 1950, Guggenheim Defined Portfolios, Series 1947, Guggenheim Defined Portfolios, Series 1943, Guggenheim Defined Portfolios, Series 1941, Guggenheim Defined Portfolios, Series 1939, Guggenheim Defined Portfolios, Series 1933, Guggenheim Defined Portfolios, Series 1929, Guggenheim Defined Portfolios, Series 1927, Guggenheim Defined Portfolios, Series 1923, Guggenheim Defined Portfolios, Series 1921, Guggenheim Defined Portfolios, Series 1915, Guggenheim Defined Portfolios, Series 1903, Guggenheim Defined Portfolios, Series 1900, Guggenheim Defined Portfolios, Series 1897, Guggenheim Defined Portfolios, Series 1894, Guggenheim Defined Portfolios, Series 1886, Guggenheim Defined Portfolios, Series 1884, Guggenheim Defined Portfolios, Series 1879, Guggenheim Defined Portfolios, Series 1878, Guggenheim Defined Portfolios, Series 1867, Guggenheim Defined Portfolios, Series 1862, Guggenheim Defined Portfolios, Series 1859, Guggenheim Defined Portfolios, Series 1858, Guggenheim Defined Portfolios, Series 1852, Guggenheim Defined Portfolios, Series 1848, Guggenheim Defined Portfolios, Series 1842, Guggenheim Defined Portfolios, Series 1841, Guggenheim Defined Portfolios, Series 1836, Guggenheim Defined Portfolios, Series 1833, Guggenheim Defined Portfolios, Series 1831, Guggenheim Defined Portfolios, Series 1829, Guggenheim Defined Portfolios, Series 1818, Guggenheim Defined Portfolios, Series 1815, Guggenheim Defined Portfolios, Series 1809, Guggenheim Defined Portfolios, Series 1806, Guggenheim Defined Portfolios, Series 1799, Guggenheim Defined Portfolios, Series 1796, Guggenheim Defined Portfolios, Series 1791, Guggenheim Defined Portfolios, Series 1789, Guggenheim Defined Portfolios, Series 1782, Guggenheim Defined Portfolios, Series 1780, Guggenheim Defined Portfolios, Series 1773, Guggenheim Defined Portfolios, Series 1768, Guggenheim Defined Portfolios, Series 1764, Guggenheim Defined Portfolios, Series 1758, Guggenheim Defined Portfolios, Series 1754, Guggenheim Defined Portfolios, Series 1751, Guggenheim Defined Portfolios, Series 1745, Guggenheim Defined Portfolios, Series 1739, Guggenheim Defined Portfolios, Series 1738, Guggenheim Defined Portfolios, Series 1731, Guggenheim Defined Portfolios, Series 1727, Guggenheim Defined Portfolios, Series 1725, Guggenheim Defined Portfolios, Series 1720, Guggenheim Defined Portfolios, Series 1714, Guggenheim Defined Portfolios, Series 1704, Guggenheim Defined Portfolios, Series 1702, Guggenheim Defined Portfolios, Series 1698, Guggenheim Defined Portfolios, Series 1695, Guggenheim Defined Portfolios, Series 1694, Guggenheim Defined Portfolios, Series 1684, Guggenheim Defined Portfolios, Series 1681, Guggenheim Defined Portfolios, Series 1678, Guggenheim Defined Portfolios, Series 1676, Guggenheim Defined Portfolios, Series 1671, Guggenheim Defined Portfolios, Series 1664, Guggenheim Defined Portfolios, Series 1663, Guggenheim Defined Portfolios, Series 1657, Guggenheim Defined Portfolios, Series 1653, Guggenheim Defined Portfolios, Series 1647, Guggenheim Defined Portfolios, Series 1628, Guggenheim Defined Portfolios, Series 1627, Guggenheim Defined Portfolios, Series 1626, Guggenheim Defined Portfolios, Series 1625, Guggenheim Defined Portfolios, Series 1619, Guggenheim Defined Portfolios, Series 1617, Guggenheim Defined Portfolios, Series 1611, Guggenheim Defined Portfolios, Series 1596, Guggenheim Defined Portfolios, Series 1592, Guggenheim Defined Portfolios, Series 1587, Guggenheim Defined Portfolios, Series 1582, Guggenheim Defined Portfolios, Series 1576, Guggenheim Defined Portfolios, Series 1573, Guggenheim Defined Portfolios, Series 1569, Guggenheim Defined Portfolios, Series 1562, Guggenheim Defined Portfolios, Series 1557, Guggenheim Defined Portfolios, Series 1555, Guggenheim Defined Portfolios, Series 1550, Guggenheim Defined Portfolios, Series 1548, Guggenheim Defined Portfolios, Series 1541, Guggenheim Defined Portfolios, Series 1540, Guggenheim Defined Portfolios, Series 1529, Guggenheim Defined Portfolios, Series 1524, Guggenheim Defined Portfolios, Series 1519, Guggenheim Defined Portfolios, Series 1510, Guggenheim Defined Portfolios, Series 1509, Guggenheim Defined Portfolios, Series 1506, Guggenheim Defined Portfolios, Series 1502, Guggenheim Defined Portfolios, Series 1500, Guggenheim Defined Portfolios, Series 1499, Guggenheim Defined Portfolios, Series 1496, Guggenheim Defined Portfolios, Series 1490, Guggenheim Defined Portfolios, Series 1488, Guggenheim Defined Portfolios, Series 1486, Guggenheim Defined Portfolios, Series 1479, Guggenheim Defined Portfolios, Series 1476, Guggenheim Defined Portfolios, Series 1475, Guggenheim Defined Portfolios, Series 1468, Guggenheim Defined Portfolios, Series 1461, Guggenheim Defined Portfolios, Series 1450, Guggenheim Defined Portfolios, Series 1447, Guggenheim Defined Portfolios, Series 1444, Guggenheim Defined Portfolios, Series 1440, Guggenheim Defined Portfolios, Series 1435, Guggenheim Defined Portfolios, Series 1428, Guggenheim Defined Portfolios, Series 1424, Guggenheim Defined Portfolios, Series 1422, Guggenheim Defined Portfolios, Series 1419, Guggenheim Defined Portfolios, Series 1418, Guggenheim Defined Portfolios, Series 1413, Guggenheim Defined Portfolios, Series 1408, Guggenheim Defined Portfolios, Series 1394, Guggenheim Defined Portfolios, Series 1390, Guggenheim Defined Portfolios, Series 1388, Guggenheim Defined Portfolios, Series 1387, Guggenheim Defined Portfolios, Series 1385, Guggenheim Defined Portfolios, Series 1377, Guggenheim Defined Portfolios, Series 1376, Guggenheim Defined Portfolios, Series 1372, Guggenheim Defined Portfolios, Series 1370, Guggenheim Defined Portfolios, Series 1367, Guggenheim Defined Portfolios, Series 1364, Guggenheim Defined Portfolios, Series 1362, Guggenheim Defined Portfolios, Series 1357, Guggenheim Defined Portfolios, Series 1355, Guggenheim Defined Portfolios, Series 1353, Guggenheim Defined Portfolios, Series 1351, Guggenheim Defined Portfolios, Series 1349, Guggenheim Defined Portfolios, Series 1346, Guggenheim Defined Portfolios, Series 1344, Guggenheim Defined Portfolios, Series 1335, Guggenheim Defined Portfolios, Series 1334, Guggenheim Defined Portfolios, Series 1331, Guggenheim Defined Portfolios, Series 1328, Guggenheim Defined Portfolios, Series 1325, Guggenheim Defined Portfolios, Series 1321, Guggenheim Defined Portfolios, Series 1319, Guggenheim Defined Portfolios, Series 1317, Guggenheim Defined Portfolios, Series 1314, Guggenheim Defined Portfolios, Series 1309, Guggenheim Defined Portfolios, Series 1308, Guggenheim Defined Portfolios, Series 1302, Guggenheim Defined Portfolios, Series 1300, Guggenheim Defined Portfolios, Series 1297, Guggenheim Defined Portfolios, Series 1294, Guggenheim Defined Portfolios, Series 1287, Guggenheim Defined Portfolios, Series 1285, Guggenheim Defined Portfolios, Series 1284, Guggenheim Defined Portfolios, Series 1274, Guggenheim Defined Portfolios, Series 1273, Guggenheim Defined Portfolios, Series 1272, Guggenheim Defined Portfolios, Series 1269, Guggenheim Defined Portfolios, Series 1263, Guggenheim Defined Portfolios, Series 1262, Guggenheim Defined Portfolios, Series 1259, Guggenheim Defined Portfolios, Series 1257, Guggenheim Defined Portfolios, Series 1253, Guggenheim Defined Portfolios, Series 1251, Guggenheim Defined Portfolios, Series 1250, Guggenheim Defined Portfolios, Series 1246, Guggenheim Defined Portfolios, Series 1237, Guggenheim Defined Portfolios, Series 1235, Guggenheim Defined Portfolios, Series 1234, Guggenheim Defined Portfolios, Series 1232, Guggenheim Defined Portfolios, Series 1231, Guggenheim Defined Portfolios, Series 1226, Guggenheim Defined Portfolios, Series 1218, Guggenheim Defined Portfolios, Series 1214, Guggenheim Defined Portfolios, Series 1211, Guggenheim Defined Portfolios, Series 1209, Guggenheim Defined Portfolios, Series 1207, Guggenheim Defined Portfolios, Series 1204, Guggenheim Defined Portfolios, Series 1199, Guggenheim Defined Portfolios, Series 1198, Guggenheim Defined Portfolios, Series 1197, Guggenheim Defined Portfolios, Series 1192, Guggenheim Defined Portfolios, Series 1191, Guggenheim Defined Portfolios, Series 1188, Guggenheim Defined Portfolios, Series 1186, Guggenheim Defined Portfolios, Series 1184, Guggenheim Defined Portfolios, Series 1181, Guggenheim Defined Portfolios, Series 1174, Guggenheim Defined Portfolios, Series 1173, Guggenheim Defined Portfolios, Series 1172, Guggenheim Defined Portfolios, Series 1170, Guggenheim Defined Portfolios, Series 1168, Guggenheim Defined Portfolios, Series 1164, Guggenheim Defined Portfolios, Series 1159, Guggenheim Defined Portfolios, Series 1156, Guggenheim Defined Portfolios, Series 1155, Guggenheim Defined Portfolios, Series 1153, Guggenheim Defined Portfolios, Series 1147, Guggenheim Defined Portfolios, Series 1145, Guggenheim Defined Portfolios, Series 1140, Guggenheim Defined Portfolios, Series 1138, Guggenheim Defined Portfolios, Series 1137, Guggenheim Defined Portfolios, Series 1126, Guggenheim Defined Portfolios, Series 1123, Guggenheim Defined Portfolios, Series 1120, Guggenheim Defined Portfolios, Series 1119, Guggenheim Defined Portfolios, Series 1117, Guggenheim Defined Portfolios, Series 1114, Guggenheim Defined Portfolios, Series 1112, Guggenheim Defined Portfolios, Series 1110, Guggenheim Defined Portfolios, Series 1108, Guggenheim Defined Portfolios, Series 1106, Guggenheim Defined Portfolios, Series 1099, Guggenheim Defined Portfolios, Series 1098, Guggenheim Defined Portfolios, Series 1093, Guggenheim Defined Portfolios, Series 1086, Guggenheim Defined Portfolios, Series 1085, Guggenheim Defined Portfolios, Series 1083, Guggenheim Defined Portfolios, Series 1079, Guggenheim Defined Portfolios, Series 1077, Guggenheim Defined Portfolios, Series 1075, Guggenheim Defined Portfolios, Series 1073, Guggenheim Defined Portfolios, Series 1069, Guggenheim Defined Portfolios, Series 1063, Guggenheim Defined Portfolios, Series 1061, Guggenheim Defined Portfolios, Series 1060, Guggenheim Defined Portfolios, Series 1051, Guggenheim Defined Portfolios, Series 1050, Guggenheim Defined Portfolios, Series 1049, Guggenheim Defined Portfolios, Series 1047, Guggenheim Defined Portfolios, Series 1046, Guggenheim Defined Portfolios, Series 1044, Guggenheim Defined Portfolios, Series 1042, Guggenheim Defined Portfolios, Series 1040, Guggenheim Defined Portfolios, Series 1039, Guggenheim Defined Portfolios, Series 1033, Guggenheim Defined Portfolios, Series 1020, Guggenheim Defined Portfolios, Series 1016, Guggenheim Defined Portfolios, Series 1015, Guggenheim Defined Portfolios, Series 1011, Guggenheim Defined Portfolios, Series 1010, Guggenheim Defined Portfolios, Series 1008, Guggenheim Defined Portfolios, Series 1005, Guggenheim Defined Portfolios, Series 1004, Guggenheim Defined Portfolios, Series 1000, Guggenheim Defined Portfolios, Series 999, Guggenheim Defined Portfolios, Series 996, Guggenheim Defined Portfolios, Series 994, Guggenheim Defined Portfolios, Series 991, Guggenheim Defined Portfolios, Series 990, Guggenheim Defined Portfolios, Series 987, Guggenheim Defined Portfolios, Series 983, Guggenheim Defined Portfolios, Series 982, Guggenheim Defined Portfolios, Series 979, Guggenheim Defined Portfolios, Series 971, Guggenheim Defined Portfolios, Series 968, Guggenheim Defined Portfolios, Series 967, Guggenheim Defined Portfolios, Series 963, Guggenheim Defined Portfolios, Series 962, Guggenheim Defined Portfolios, Series 961, Guggenheim Defined Portfolios, Series 959, Guggenheim Defined Portfolios, Series 955, Guggenheim Defined Portfolios, Series 954, Guggenheim Defined Portfolios, Series 951, Guggenheim Defined Portfolios, Series 948, Guggenheim Defined Portfolios, Series 947, Guggenheim Defined Portfolios, Series 945, Guggenheim Defined Portfolios, Series 944, Guggenheim Defined Portfolios, Series 942, Guggenheim Defined Portfolios, Series 940, Guggenheim Defined Portfolios, Series 938, Guggenheim Defined Portfolios, Series 937, Guggenheim Defined Portfolios, Series 936, Guggenheim Defined Portfolios, Series 935, Guggenheim Defined Portfolios, Series 932, Guggenheim Defined Portfolios, Series 930, Guggenheim Defined Portfolios, Series 925, Guggenheim Defined Portfolios, Series 922, Guggenheim Defined Portfolios, Series 919, Guggenheim Defined Portfolios, Series 916, Guggenheim Defined Portfolios, Series 915, Guggenheim Defined Portfolios, Series 913, Guggenheim Defined Portfolios, Series 912, Guggenheim Defined Portfolios, Series 910, Guggenheim Defined Portfolios, Series 908, Guggenheim Defined Portfolios, Series 901, Guggenheim Defined Portfolios, Series 900, Guggenheim Defined Portfolios, Series 897, Guggenheim Defined Portfolios, Series 889, Guggenheim Defined Portfolios, Series 888, Guggenheim Defined Portfolios, Series 880, Guggenheim Defined Portfolios, Series 879, Guggenheim Defined Portfolios, Series 877, Guggenheim Defined Portfolios, Series 876, Guggenheim Defined Portfolios, Series 874, Guggenheim Defined Portfolios, Series 863, Guggenheim Defined Portfolios, Series 847, Guggenheim Defined Portfolios, Series 846, Guggenheim Defined Portfolios, Series 842, Guggenheim Defined Portfolios, Series 840, Guggenheim Defined Portfolios, Series 832, Guggenheim Defined Portfolios, Series 817, Guggenheim Defined Portfolios, Series 814, Guggenheim Defined Portfolios, Series 813, Guggenheim Defined Portfolios, Series 811, Guggenheim Defined Portfolios, Series 805, Guggenheim Defined Portfolios, Series 792, Guggenheim Defined Portfolios, Series 791, Guggenheim Defined Portfolios, Series 788, Guggenheim Defined Portfolios, Series 779, Guggenheim Defined Portfolios, Series 767, Guggenheim Defined Portfolios, Series 766, Guggenheim Defined Portfolios, Series 751, Guggenheim Defined Portfolios, Series 750, Guggenheim Defined Portfolios, Series 747, Guggenheim Defined Portfolios, Series 746, Claymore Securities Defined Portfolios, Series 714, Claymore Securities Defined Portfolios, Series 712, Claymore Securities Defined Portfolios, Series 688, Claymore Securities Defined Portfolios, Series 687, Claymore Securities Defined Portfolios, Series 680, Claymore Securities Defined Portfolios, Series 648, Claymore Securities Defined Portfolios, Series 645, Claymore Securities Defined Portfolios, Series 617, Claymore Securities Defined Portfolios, Series 610, Claymore Securities Defined Portfolios, Series 609, Claymore Securities Defined Portfolios, Series 567, Claymore Securities Defined Portfolios, Series 526, Claymore Securities Defined Portfolios, Series 314, Claymore Securities Defined Portfolios, Series 295, Claymore Securities Defined Portfolios, Series 154, Claymore Securities Defined Portfolios, Series 153, Claymore Securities Defined Portfolios, Series 136, Claymore Securities Defined Portfolios, Series 129, Claymore Securities Defined Portfolios, Series 128, Claymore Securities Defined Portfolios, Series 121, Claymore Securities Defined Portfolios, Series 118, Claymore Securities Defined Portfolios, Series 117, Claymore Securities Defined Portfolios, Series 116, Ranson Unit Investment Trusts, Series 53 and Series 90, Kemper Defined Funds, Series 9, Kemper Defined Funds, Series 45, Kemper Defined Funds Insured National Series 1, Kemper Insured Corporate Trust, Series 1, Kemper Tax-Exempt Insured Income Trust, Multi-State Series 19, and Kemper Government Securities Trust, Series 39 (GNMA Portfolio), Series 40 (GNMA Portfolio) and Series 41 (U.S. Treasury Portfolio) for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities Act of 1933.

           [THE REMAINDER OF THIS PAGE WAS INTENTIONALLY LEFT BLANK]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Guggenheim Defined Portfolios, Series 1977 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on the 21st day of January, 2020.

                                      GUGGENHEIM DEFINED PORTFOLIOS, SERIES 1977
                                                                    (Registrant)

                                           By GUGGENHEIM FUNDS DISTRIBUTORS, LLC
                                                                     (Depositor)

                                                                  By /s/ Amy Lee
                                                                  --------------
                                                                        Amy Lee,
                                                    Vice President and Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

     SIGNATURE*                          TITLE                                   DATE
                                                                             )
                                                                             )   By:    /s/ Amy Lee
                                                                             )          -----------
                                                                             )          Amy Lee
                                                                             )          Attorney-in-Fact*
                                                                             )
JERRY W. MILLER*                         Chief Executive Officer and         )          January 21, 2020
                                         President of Guggenheim Funds       )
                                         Distributors, LLC                   )
                                                                             )
DOMINICK COGLIANDRO*                     Chief Operating Officer of          )          January 21, 2020
                                         Guggenheim Funds Distributors,      )
                                         LLC                                 )
                                                                             )
JULIE JACQUES*                           Treasurer of Guggenheim Funds       )          January 21, 2020
                                         Distributors, LLC                   )
                                                                             )
JULIE JACQUES*                           Principal Financial Officer of      )          January 21, 2020
                                         Guggenheim Funds Distributors,      )
                                         LLC                                 )

FARHAN SHARAFF                           Chief Investment Officer of
                                         Guggenheim Funds Distributors,
                                         LLC

/s/ Amy Lee                              Vice President and Secretary of                January 21, 2020
-----------                              Guggenheim Funds Distributors,
AMY LEE                                  LLC

----------------------
* Executed copies of the related powers of attorney were filed as Exhibit 6.0 to the Registration Statement of Guggenheim Defined Portfolios, Series 1901 on April 25, 2019.

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.1 to the Registration Statement.

                       CONSENT OF CHAPMAN AND CUTLER LLP

     The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

                        CONSENT OF DORSEY & WHITNEY LLP

     The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement is contained in its opinion filed by this amendment as Exhibit 3.3 to the Registration Statement.

                                LIST OF EXHIBITS

     1.1  Reference Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust (Reference is made to Exhibit
          1.1.1 to Amendment No. 1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828) filed on December 18, 2001).

     2.1 Code of Ethics (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 213 (File No. 333-122184) filed on February 9, 2005).

     3.1 Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement.

     3.2 Opinion of counsel as to New York and Federal income tax status of securities being registered including a consent to the use of its name in the Registration Statement.

     3.3 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.

     4.1  Consent of Independent Registered Public Accounting Firm.

     6.0 Powers of Attorney authorizing Amy Lee to execute the Registration Statement. (Reference is made to Exhibit 6.0 to the Registration Statement on Form S-6 for Guggenheim Defined Portfolios, Series 1901 (File No. 333-231024) filed on April 25, 2019).